As Filed with the Securities and Exchange Commission on June 16, 1997.
 ................................................................................


                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      FORM SB-1

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


 ................................................................................
                              ACTIVE ANKLE SYSTEMS, INC.
                    (Name of small business issuer in its charter)

       Kentucky                        3842                   61-1163669
-----------------------       ---------------------     ------------------------
(State or jurisdiction     (Primary Standard Industrial  (I.R.S. Employer
of incorporation or        Classification Code Number)   IdentificationNumber)
organization)
 ................................................................................

                                  509 Barret Avenue
                              Louisville, Kentucky 40204
                                    (502) 582-2655
            (Address and telephone number of principal executive offices)
 ................................................................................

                                  509 Barret Avenue
                              Louisville, Kentucky 40204
        (Address of principal place of business or intended place of business)

 ................................................................................

                                    Diane K. Lilly
                                  509 Barret Avenue
                              Louisville, Kentucky 40204
                                    (502) 582-2655
              (Name, address and telephone number of agent for service)

                       Please send copies of communications to:
                               James N. Williams, Esq.
                                Middleton & Reutlinger
                            2500 Brown & Williamson Tower
                              Louisville, Kentucky 40202
                                   (502) 584-1135

Approximate date of proposed sale to the public: As soon as practical after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering. [ ]________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------
Title of each class    Dollar Amount    Proposed              Proposed           Amount of
of securities to       to be            maximum               maximum            registration fee
be registered          registered       offering price per    aggregate
                                        unit                  offering price
-------------------------------------------------------------------------------------------------
Shares of              $4,000,000       $40.00                $4,000,000.00(1)   $1,212.12
Common Stock
with no par value
-------------------------------------------------------------------------------------------------


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Disclosure alternative used (check one):  Alternative 1  X ; Alternative 2
                                                        ---                ---

     (1) Before deducting offering expenses estimated to be $117,212 in the aggregate, comprised of the following: Securities and Exchange Commission fees ($1,212), State Divisions of Securities fees ($5,000), printing and engraving fees ($10,000), legal and accounting fees ($100,000), and escrow agent fees ($1,000). If all of the Shares being offered are not sold, the proceeds to the Company will be reduced accordingly.

 ................................................................................

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE A SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                     PRELIMINARY PROSPECTUS DATED JUNE 16, 1997

                              ACTIVE ANKLE SYSTEMS, INC.


                    100,000 Shares of Common Stock (total maximum) 45,000 Shares of Common Stock (total minimum)


     Active Ankle Systems, Inc., a Kentucky corporation (the "Company"), is offering for sale a maximum of 100,000 and minimum of 45,000 shares of its common stock, without par value (the "Common Stock" or the "Shares"), at a per share offering price of $40.00 from the date this Prospectus is effective for a period one hundred eighty (180) days thereafter.

     AN INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. THE SECURITIES OFFERED HEREBY SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD A LOSS OF HIS ENTIRE INVESTMENT. SEE "RISK FACTORS" ON PAGES __ THROUGH __ OF THIS PROSPECTUS.

     THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY AND SUCH AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                SUBJECT TO COMPLETION

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     The date of this Preliminary Prospectus is June ____, 1997.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT . SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY PROSPECTUS OR SELLING LITERATURE.

This offering has been registered for offer and sale in the following states:

STATE                              STATE FILE NO.                EFFECTIVE DATE
-------------------------------------------------------------------------------
Kentucky
-------------------------------------------------------------------------------
Indiana
-------------------------------------------------------------------------------
Ohio
-------------------------------------------------------------------------------
Illinois
-------------------------------------------------------------------------------
California
-------------------------------------------------------------------------------
Washington
-------------------------------------------------------------------------------
Tennessee
-------------------------------------------------------------------------------
Massachusetts
-------------------------------------------------------------------------------
North Carolina
-------------------------------------------------------------------------------
Georgia
-------------------------------------------------------------------------------
Florida
-------------------------------------------------------------------------------
Rhode Island
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
West Virginia
-------------------------------------------------------------------------------

PART I - NARRATIVE INFORMATION REQUIRED IN PROSPECTUS


ITEM 1.   SIGNIFICANT PARTIES

(a)  ISSUER'S DIRECTORS.

     Full Name                Business Address         Residential Address
     ---------                ----------------         -------------------

     Henry H. Porter, Jr.     5806 River Knolls Dr.    5806 River Knolls Dr.
                              Louisville, KY 40222     Louisville, KY 40222

     Andrew Pfeifer           531 Fairfield Drive      531 Fairfield Drive
                              Louisville, KY 40206     Louisville, KY 40206

     Gary G. Herzberg         509 Barret Avenue        2903  River's Edge Rd.
                              Louisville, KY 40204     Louisville, KY 40222

     Ronald W. Schultz        509 Barret Avenue        6708 Foxcroft Road
                              Louisville, KY 40204     Prospect, KY 40059


     Glen R. Snow             509 Barret Avenue        2427 East Elm St.
                              Louisville, KY 40204     New Albany, IN 47150

     John C. Nichols, II      1510 North Wind Road     1510 North Wind Road
                              Louisville, KY 40207     Louisville, KY 40207

     Douglas D. Stegner       1644 Cherokee Road       1644 Cherokee Road
                              Louisville, KY 40205     Louisville, KY 40205

     James T. Crain, Jr.      Day Enterprises          18 Glenwood Road
                              620 West Main Street     Louisville, KY 40258
                              Suite 320
                              Louisville, KY 40202

(b)  ISSUER'S OFFICERS.

     Full Name and Position   Business Address         Residential Address
     ----------------------   ----------------         -------------------

     Henry H. Porter, Jr.     5806 River Knolls Dr.    5806 River Knolls Dr.
     Chairman of the Board    Louisville, KY 40222     Louisville, KY 40222

    Gary G. Herzberg         509 Barret Avenue     2903 River's Edge Rd.
    President and CEO        Louisville, KY 40204  Louisville, KY 40222

    Ronald W. Schultz        509 Barret Avenue     6708 Foxcroft Road
    Treasurer and CFO        Louisville, KY 40204  Prospect, KY   40059

    Glen R. Snow             509 Barret Avenue     2427 East Elm St.
    Senior Vice President    Louisville, KY 40204  New Albany, IN 47150

    Diane K. Lilly           509 Barret Avenue     3205 Edwardsville Galena Road
    Secretary and Assistant  Louisville, KY 40204  Georgetown, IN 47122
    Treasurer

    Christina B. Wessling    509 Barret Ave.       1721 Southerland Dr.
    Assistant Secretary      Louisville, KY 40204  Louisville, KY 40205

(c)  ISSUER'S GENERAL PARTNERS.

     None.  Issuer is a corporation.

(d) RECORD OWNERS OF FIVE (5) PERCENT OR MORE OF ANY CLASS OF THE ISSUER'S EQUITY SECURITIES.

     Based Upon the share holdings as of 3/31/97:

     Full Name                Business Address         Residential Address
     ---------                ----------------         -------------------

     Henry H. Porter, Jr.     5806 River Knolls Dr.    5806 River Knolls Dr.
                              Louisville, KY 40222     Louisville, KY 40222

     Douglas D. Stegner       1644 Cherokee Road       1644 Cherokee Road
                              Louisville, KY 40205     Louisville, KY 40205

     Ronald W. Schultz        509 Barret Avenue        6708 Foxcroft Road
                              Louisville, KY 40204     Prospect, KY 40059

     Andrew Pfeifer           531 Fairfield Dr.        531 Fairfield Dr.
                              Louisville, KY 40206     Louisville, KY 40206

     John C. Nichols, II      1510 North Wind Rd.      1510 North Wind Rd.
                              Louisville, KY 40207     Louisville, KY 40207

     Joan Cralle Day          c/o Mr. James T. Crain,  509 Jarvis Lane
                              Jr.                      Louisville, KY 40207
                              620 West Main St., #320
                              Louisville, KY 40202

     Assuming that all options are exercised, and that all preferred stock is converted, the following additional shareholders would own at least Five (5)
Percent:

     Gary G. Herzberg         509 Barret Ave.          2903 River's Edge Rd.
                              Louisville, KY 40204     Louisville, KY 40222

     Glen R. Snow             509 Barret Avenue        2427 East Elm St.
                              Louisville, KY 40204     New Albany, IN 47150

(e) BENEFICIAL OWNERS OF FIVE (5) PERCENT OR MORE OF ANY CLASS OF THE ISSUER'S EQUITY SECURITIES.

     Same as stated in paragraph (d) above.

(f)  PROMOTERS OF THE ISSUER.

     Full Name                Business Address         Residential Address
     ---------                ----------------         -------------------

     Henry H Porter, Jr.      5806 River Knolls Dr.    5806 River Knolls Dr.
                              Louisville, KY 40222          Louisville, KY 40222

     Andrew Pfeifer           531 Fairfield Dr.        531 Fairfield Dr.
                              Louisville, KY 40206     Louisville, KY 40206

     Gary G. Herzberg         509 Barret Avenue        2903 River's Edge Rd.
                              Louisville, KY 40204     Louisville, KY 40222

     Glen R. Snow             509 Barret Avenue        2427 East Elm St.
                              Louisville, KY 40204     New Albany, IN 47150

(g)  AFFILIATES OF THE ISSUER.

     None.

(h)  COUNSEL TO THE ISSUER WITH RESPECT TO THE PROPOSED OFFERING.

     Middleton & Reutlinger, P.S.C.
     2500 Brown & Williamson Tower
     Louisville, KY 40202

(i)  UNDERWRITER(S) WITH RESPECT TO THE PROPOSED OFFERING.

     None.

(j)  UNDERWRITER'S DIRECTORS.

     No Underwriters.  No Directors.

(k)  UNDERWRITER'S OFFICERS.

     No Underwriters.  No Officers.

(l)  UNDERWRITER'S GENERAL PARTNERS.

     No Underwriters.  No General Partners.

(m)  COUNSEL TO THE UNDERWRITER(S).

     No Underwriter.  No Counsel.

(n) The financial statements of Active Ankle Systems, Inc. at June 30, 1996 and 1995 and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

ITEM 2.   RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

The Company is independent of all named experts and counsel in this Prospectus. No expert or counsel has any financial interest in the Company.

ITEM 3.   SELLING SECURITY HOLDERS

No security holder of the Company is offering securities.

ITEM 4.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years or any later interim period, no principal independent accountant resigned (or declined to stand for re-election) or was, dismissed.

ITEM 5. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

There are no indemnification provisions for directors, officers and controlling persons of the Company specifically dealing with liability under the Securities Act. The following general provisions are applicable to indemnification of directors, officers and controlling persons:

The Company's Articles of Incorporation and Bylaws authorize the Company to indemnify its directors and officers to the full extent permitted by Kentucky law.

KRS Sec. 271B.8-510 provides the authority to indemnify directors. The statute permits corporations to indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if:

     (a)  he or she conducted himself in good faith; and

     (b)  he or she reasonably believed:

          (1) In the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests; and

          (2) In all other cases, that his or her conduct was at least not opposed to its best interests; and

     (c) In the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful.

Further, KRS 271.B.8-520 provides for mandatory indemnification for a director who was wholly successful, or the merits or otherwise, in the defense of any proceeding to which he was a party because he or she was a director of the corporation against reasonable expense incurred by him in connection with the proceedings.

KRS 271B.8-560 provides for certain mandatory and permissive indemnification for corporate officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to Kentucky law and the Company's Articles of Incorporation and Bylaws, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  TABLE OF CONTENTS

                                                                           Page

The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
Business and Properties. . . . . . . . . . . . . . . . . . . . . . . . . .    5
Offering Price Factors . . . . . . . . . . . . . . . . . . . . . . . . . .    24
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    27
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    30
Description of Securities. . . . . . . . . . . . . . . . . . . . . . . . .    32
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . .    35
Dividends, Distributions and Redemptions . . . . . . . . . . . . . . . . .    37
Officers and Key Personnel of the Company. . . . . . . . . . . . . . . . .    37
Directors of the Company . . . . . . . . . . . . . . . . . . . . . . . . .    41
Principal Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . .    45
Management Relationships, Transactions and Remuneration. . . . . . . . . .    46
Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    49
Federal Tax Aspects. . . . . . . . . . . . . . . . . . . . . . . . . . . .    49
Miscellaneous Factors. . . . . . . . . . . . . . . . . . . . . . . . . . .    49
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . .    50
Management's Discussion and Analysis of Certain Relevant Factors . . . . .    50

EXHIBITS
Exhibit 3.(i)  - Articles of Incorporation, as amended
Exhibit 3.(ii) - Bylaws
Exhibit 5      - Opinion of Counsel
Exhibit 23     - Auditor's Consent
Exhibit 27     - Financial Data Schedule
Exhibit 99.1   - Tender Offer
Exhibit 99.2   - Deferred Compensation Agreements
Exhibit 99.3   - Escrow Agreement

THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

                                     THE COMPANY

1.   EXACT CORPORATE NAME:           Active Ankle Systems, Inc.
                          ------------------------------------------------------

     STATE AND DATE OF INCORPORATION:   Kentucky, June 7, 1989
                                     -------------------------------------------

     STREET ADDRESS OF PRINCIPAL OFFICE: 509 Barret Avenue, Louisville, KY 40204
                                        ----------------------------------------

     COMPANY TELEPHONE NUMBER:            (502) 582-2655
                              --------------------------------------------------

     FISCAL YEAR:                         June 30
                 ---------------------------------------------------------------

     PERSON(S) TO CONTACT AT COMPANY WITH RESPECT TO OFFERING: Gary G. Herzberg,
                                                              ------------------
     President, CEO and Director; Andrew Pfeifer, Director; Glen R. Snow, Senior
     ---------------------------------------------------------------------------
     Vice  President and Director; Henry H. Porter, Jr., Chairman and Director
     ---------------------------------------------------------------------------

     TELEPHONE NUMBER (IF DIFFERENT FROM ABOVE):     (   )    Same
                                                --------------------------------


                                     RISK FACTORS

2. LIST IN THE ORDER OF IMPORTANCE THE FACTORS WHICH THE COMPANY CONSIDERS TO BE THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING IN VIEW OF ALL FACTS AND CIRCUMSTANCES OR WHICH OTHERWISE MAKE THE OFFERING ONE OF HIGH RISK OR SPECULATIVE (I.E., THOSE FACTORS WHICH CONSTITUTE THE GREATEST THREAT THAT THE INVESTMENT WILL BE LOST IN WHOLE OR IN PART, OR NOT PROVIDE AN ADEQUATE RETURN).

     (1) ARBITRARY OFFERING PRICE. The price of the Shares offered herein was arbitrarily determined by the Company based upon such factors as an increase in revenues and earnings, based on the successful results of the use of proceeds to be raised by this offering and anticipated future performance. On January 31, 1997, the Company obtained an independent appraisal report of the Company's existing business (excluding any expansion as described herein), and the appraised value was $13.95 per share. The pricing of these Shares does not bear any relationship to the assets, book value, or net worth, cash flows or past operating results of the Company, and should not be considered to be an indication of the actual value of the Company.

     (2) DILUTION. Purchasers of the Common Stock offered herein will suffer an immediate dilution of net tangible book value per share (as of March 31, 1997, adjusted for the issuance of preferred stock, and assuming conversion of such preferred stock into common stock, and assuming the tendering of an estimated 19,729 shares pursuant to a tender offer discussed elsewhere herein). The
Company's net tangible book value based on the Company's successful conclusion of this offering is $24.42 per share (if the maximum is sold) and $16.00 (if the minimum is sold) and the offering price for the securities offered herein is $40 per share. Therefore, investors will suffer an immediate dilution to their investment of $24.00 if the minimum is sold and $15.58 if the maximum is sold, based on the pre-offering net tangible book value of the Company, (as of March 31, 1997, as adjusted for the issuance of the preferred stock) which is $6.26. Additionally, holders of options and warrants have been granted certain rights which include but are not limited to an exercise price significantly lower than the offering price. Further, investors will not have a preemptive right to acquire the Company's unissued shares which could result in additional dilution.

     (3) SIGNIFICANT COMPETITION. In the ankle brace business and catalog business there are numerous competitors, many of which are larger and with more resources than the Company. Some companies have introduced rigid stirrup-type braces that are similar in design and function to the Active Ankle at lower prices. The Company intends to continue as a marketer of a line of proprietary ankle braces and other products, as well as selling at retail the products of other manufacturers, as described in this Prospectus. While the Company believes it offers a significant improvement in product and delivery/sales systems versus existing similar enterprises, the business in which the Company competes is subject to numerous competitive factors which include, among others, service and product design. There can be no assurance that other companies with significantly greater financial, marketing, technological or other resources than the Company will not develop and market products and sales techniques similar to those of the Company, which could have an adverse effect upon the Company's profitability. Accordingly, there can be no assurance that the Company will be able to successfully compete in the industry.

     (4)  ANTICIPATED OPERATING LOSSES.    The Company anticipates operating
losses in its retail and catalog operations over the next several years, and there can be no assurance as to when, if ever, the Company will have positive operating results and cash flow.

     (5)  "FORWARD-LOOKING STATEMENTS."    Information included in this
Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "contemplates," "expects," "may," "will," "should," "would," or "anticipates," or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that the future results encompassed within the forward-looking statements will be achieved.
Important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results encompassed within such forward-looking statements are discussed herein under the caption "RISK FACTORS" and in other information included herein. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

     (6) UNPROVEN RETAIL CONCEPT. The Company's concept of marketing through consumer resource centers selling orthopedic soft goods and training room sundries to the general public is new and unproven.

     (7) LACK OF RETAIL AND CATALOG BUSINESS EXPERIENCE. The Company has been a marketer of ankle products, but has no track record in retail or catalog, although Company personnel have experience in these areas. The Company may not be able to secure acceptable locations, negotiate commercially acceptable leases, or employ the personnel necessary to manage the operations.
                                          2

     (8) RELIANCE ON KEY PERSONNEL. The Company has a relatively small number of key management personnel, and is reliant upon those people to fulfill its business plan. If one or more of them should become ill, incapacitated, die or otherwise become unavailable to the Company, it could significantly affect the Company's ability to attain its goals. Further, no such key personnel have a contractual employment agreement or non-competition agreement with the Company.

     (9) ABILITY TO MAINTAIN SALES AND DISTRIBUTION. By opening retail stores and operating a catalog, the Company will be in competition with retail and catalog distributors of the Active Ankle. Moreover, the Company currently relies upon a series of distributors who wholesale the Company's product; there can be no assurance that the Company can maintain such a relationship in the future. The Company has plans to terminate its distribution agreement with one of its team and retail distributors to eliminate distribution conflicts and there is no assurance that all customers can be retained.

     (10) OFFERING NOT SUFFICIENT TO CAPTURE U.S. MARKET; WORKING CAPITAL INSUFFICIENT IF MINIMUM SOLD. The amount to be raised in the offering is not sufficient to saturate the U.S. Market. If the Company is successful in its first four consumer resource centers, it will be necessary to raise additional debt or equity capital in order to attain the long-term goals in the Company's business plan.

     If the minimum amount of shares is sold, the working capital provided by the offering will be insufficient to purchase all of the inventory needed, and to satisfy other working capital needs, to fulfill the Company's business plan. It would become necessary to utilize existing working capital and the Company's existing line of credit for the funds to implement the business plan.

     (11) CONTINUED CONTROL BY OFFICERS AND DIRECTORS OF THE COMPANY. Upon completion of this offering (and assuming that 19,729 shares are tendered pursuant to the Tender Offer, and that all options and warrants are exercised and preferred shares are converted), officers and directors of the Company are expected to have beneficial ownership and voting control over approximately 55.4% of the common stock (if the minimum shares are sold) and 38.2% (if the maximum shares are sold) of the outstanding shares of the common stock of the Company. As a result, current officers and directors may be in a position to elect a majority of the directors of the Company and to control decisions pertaining to financing, material expenditures, on-going operations, investment decisions and issuance of additional securities.

     (12) LACK OF A PUBLIC TRADING MARKET.   No public market exists for the
Shares offered herein, and no significant market is expected to develop as a result of this offering. Although these shares are registered and may be freely-tradable in certain states, purchasers should view their investment in these securities for long-range investment purposes only and not with a view to resell or otherwise dispose of their shares in the near future. Furthermore, the shares may not be readily accepted as collateral for a loan.

     (13) LIMITED LIQUIDITY. The Shares offered herein are offered in reliance on an exemption from the registration and reporting requirements under the laws of some states and thus are a restricted security with respect to such states. Further, the Shares contained herein are registered only under the Securities laws of those States itemized in this Prospectus and may only be bought, sold, resold or otherwise transferred as authorized within those specific States listed.

     (14) DIVIDENDS NOT ANTICIPATED. The Company has never paid a dividend. For the foreseeable future, the Company anticipates that earnings will be retained to be used in the business. There can be no assurance that any dividends will be paid in the foreseeable future.

     (15) RISKS INHERENT IN SELF-UNDERWRITING. Since there are no underwriters involved in this offering, the Company will not have the benefit of the independent due diligence examination performed by an underwriter to insure that the disclosures are accurate and the Company may, because it is not a securities broker, have difficulty selling the Shares.

     (16) GOVERNMENT REGULATION. Medical devices in the United States are highly regulated in such areas as product development, testing, marketing and manufacturing. In general, these statutes and regulations require that manufacturers adhere to certain standards designed to ensure the safety and effectiveness of medical devices. As of July 17, 1995, Section 510 of the Food & Drug Act requires that manufacturers must list their devices with the FDA.
The Company has listed with the FDA. Since its inception in 1989, the Company has operated in full compliance with all applicable regulations and foresees no reason why it cannot continue to enjoy such as status. However, there can be no assurance that the Company will remain in compliance with all regulations and absence of such a status could have a material adverse effect on the Company's financial position, operating results and cash flow.

     (17) AUTHORIZATION AND DISCRETIONARY ISSUANCE OF PREFERRED STOCK. The Company's Articles of Incorporation authorize the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to designate and issue additional series of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method discouraging, delaying or preventing a change in control of the Company. See Offering Price Factors.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS PROSPECTUS POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

                               BUSINESS AND PROPERTIES

3.   WITH RESPECT TO THE BUSINESS OF THE COMPANY AND ITS PROPERTIES:

     (a) DESCRIBE IN DETAIL WHAT BUSINESS THE COMPANY DOES AND PROPOSES TO DO, INCLUDING WHAT PRODUCTS OR GOODS ARE OR WILL BE PRODUCED OR SERVICES THAT ARE OR WILL BE RENDERED:


                         THE CURRENT BUSINESS OF THE COMPANY

The Company markets sports medicine products. Its primary product is an ankle orthosis (in layman's terms, a "brace") which is unique in form and purpose (the "Active Ankle"). The Active Ankle has anatomically correct hinges which fit the ankle and permit normal foot movement up and down but limit the movement of the ankle from side to side. Its solid U shape cups the heel while a posterior
strap prevents the ankle brace from moving in the shoe from activity.   By using
different plastic shells, padding, and strapping systems, the Active Ankle can be tailored to needs and desires of a particular user and used as either an injury prevention device, support for an acute ankle injury or for rehabilitation.

The Company has research, development, and field testing programs and has a new knee brace undergoing conceptual development.

The Company sells to the medical sector, primarily orthopedic surgeons, but also to hospitals and other clinics where the brace is used in the treatment of acute injuries. Sales to the medical sector are about 30% of total sales. Approximately 30% of the Company sales are to sports teams at all levels - club, high school, college and professional, where the brace is used primarily as a device to prevent ankle injuries but also is used as a rehabilitation brace. Sales to the retail sector, primarily sporting goods stores, total approximately 30% of sales. The Company sells internationally in Japan, Canada, The United Kingdom, Switzerland, Norway, Germany, Taiwan, Australia, and other foreign countries.

The Company distributes its products through three primary distributors. EBI, a subsidiary of Biomet, Inc, distributes the Active Ankle to orthopedic surgeons, hospitals, and sports medicine clinics. The Volleyball Connection, Inc. distributes the Active Ankle to retail stores and consumer catalogs through a network of manufacturers representatives. Cramer Products, Inc. distributes the Active Ankle to professional catalogs and team dealers who sell mainly to teams as well as to retail accounts. The Company sells directly to foreign distributors as well as to selected domestic accounts.

HISTORY

The Company was formed in 1989 by a group of venture investors to acquire the product and business of Mr. Rick Peters, an athletic trainer who invented the Active Ankle. Mr. Peters' efforts began in 1984 as a class project. After obtaining patent protection, Mr. Peters sought financing to bring the Active Ankle to market. The Company commenced operations in June, 1989, and spent two years conducting market research. Sales commenced in 1990 when the Active Ankle was positioned as a rehabilitation device for use by medical and athletic training personnel to deal with an ankle injury. The initial distribution was through medical distribution systems. In 1992, a contact was made with U.S. Volleyball (the U.S. men's and women's national volleyball teams) and the brace was tested by U.S. Volleyball. Based on feedback from customers and the Company's experience, the Active Ankle proved to be a brace which produced significant injury reduction rates for volleyball players. In 1992, distribution agreements were established with The Volleyball Connection, Inc. and Cramer Products, Inc. to distribute the Active Ankle to retail and team accounts and medical distribution through Biomet, Inc. was expanded. In 1993, the Company made a strategic decision to reposition the brace as a preventative device and to expand its marketing effort to other sports such as basketball. A revised model of the Active Ankle, the "T2", a lower profile, lighter and more convenient brace was introduced into the market in June, 1995.

INDUSTRY OVERVIEW

The Company participates in the Orthopedic Soft Goods industry. The term "orthopedic soft goods" is taken from a 1996 report entitled "U.S. Orthopedic Soft Goods Product Markets" by Frost & Sullivan, an international market research firm with offices throughout the country, including New York. All descriptions herein of competitors and/or industries are taken from this study. This report is referred to as the Frost & Sullivan Report. The products in this industry are used to brace or support portions of a person's body that have been injured, sprained or fractured or, in some cases, to prevent injury. The industry is largely segmented by the body extremity for which a product is used. The segments that comprise the industry include ankle, knee, wrist, back, elbow, shoulder, cervical, etc.

According to a forecast of the U.S. Orthopedic Soft Goods market by Frost & Sullivan, total industry revenues were approximately $661 million in 1996. For the past two years, industry growth has averaged 4.5% annually and future growth is forecast at 6.4%. As a percent of overall sales, ankle products represent 25% of industry sales, knee products 43% of sales and wrist and back products 9% of sales with other categories being less than 5% of the total industry. The majority of sales occur in the medical and institutional markets such as orthotic and prosthetic shops, hospitals, medical clinics or medical equipment dealers.

Industry retail sales are approximately $90 million, of which ankle products represent 27% of sales, knee products 34% of sales and wrist products 20% of sales. Retail outlets include drug stores, sporting goods stores, and mass merchandisers.

The Company participates in the Ankle Brace and Support segment of the market. Total ankle segment sales are estimated at $164 million. The market is further broken into three sub segments - soft ankle supports, rigid ankle stirrups and lower leg walkers, representing 37%, 38% and 25% of the market, respectively. Soft ankle supports are constructed from various combinations of nylon, rayon, cotton and neoprene and use a variety of hook and loop, strap or lace closures often with various forms of stays to provide support. The rigid stirrup brace consists of a molded rigid shell that conforms to the ankle with various forms of padding for compression and closure systems. Lower leg walkers are devices like a boot into which the foot is inserted. Walkers have various forms of padding and hinges that limit range of motion and are used primarily in acute situations in place of casting. While the Active Ankle itself falls into the rigid stirrup category, from a competitive situation in the medical, team and retail markets, it is competing with the soft ankle supports.

COMPETITION

According to the Frost & Sullivan report, .there are some 74 manufacturers who compete in the ankle segment. 61 market a soft ankle support, 33 a rigid stirrup brace and 22 a lower leg walker. In the non-retail rigid brace category, Aircast, Inc. has approximately a 65% market share, Centec Orthopaedics (a division of Royce Medical Company) a 15% share and the Company an 8% share. Aircast, Inc. was the first company to develop the rigid brace, creating the category, and is dominant in the hospital and clinical market.

In the soft brace category, Smith & Nephew, Inc., Medical Specialties, Inc., Professional Products, Inc. and Zimmer, Inc. are the dominant braces in the medical category. Swede-O, Inc. and McDavid Kneeguard, Inc. are leaders in the team and retail business.

DISTRIBUTION

MEDICAL.

Distribution in the industry is highly fragmented with a variety of patterns, depending upon sector. In the medical sector, most manufacturers distribute direct with company salespeople, although several firms use manufacturers representatives. Heavy emphasis is placed on gaining use by orthopedic surgeons as a practice pattern and on sales to clinics and hospitals. The selling emphasis in medical is on performance and price, supported by research.

The Company has had a distribution arrangement with Biomet, Inc. since 1992. Initially, Active Ankles were sold by Biomet's independent distributor system which focused on selling joint implants and soft goods to orthopedic surgeons. When Biomet, Inc. acquired Kirschner Medical Products, Inc., Active Ankle's distribution was transferred to the AOA division of Kirschner in 1994. AOA focused on selling a broad line of orthopedic soft goods to surgeons, hospitals and clinics. With the merger of AOA into EBI, Inc, another Biomet subsidiary in 1996, distribution was transferred to EBI. EBI's primary line of business is the sale of electronic bone growth simulators and external fixation devices to orthopedic surgeons through a company sales force.

TEAM AND RETAIL.

Team and retail distribution is also highly fragmented. Most manufacturers and distributors sell through a network of multi-line sales representatives who place the product with team dealers, medical and sports medicine catalogs, consumer catalogs and retail stores. A large proportion of sales to teams and institutional customers occur through specialized catalogs which focus on medical products. For a product like the Active Ankle, the certified athletic trainer is the primary purchaser or influencer of purchase. For the retail account, the sporting goods store sports medicine buyer is the key person in the purchase process.

Cramer Products, Inc. of Gardner, KS has been an Active Ankle distributor since 1992. Through its catalog and an independent representative sales force of about 60, Cramer distributes Active Ankle to the key catalog houses such as Micro Bio-Medics, Inc., Sports Health, a division of School Health Corp., and Alert Services, Inc., sporting goods stores who focus on team business and some national retail accounts.

The Volleyball Connection, Inc. of Louisville, Kentucky has been a distributor since 1992 and distributes though an independent representative sales force to national sports goods chains, specialty sporting goods stores and certain catalogs such as Eastbay and Spike Nashbar.

SEASONALITY

While the medical sector does not appear to have seasonality, the team and retail sectors are seasonal, tied to the school year and seasonal sports schedules. August and September are higher sales months with seasonal lows in December, January and July.


GOVERNMENTAL REGULATION

The U.S. Food and Drug Administration (FDA) device regulations apply to firms that make devices intended for human use. As of July 17, 1995, Section 510 of the FDA Act, manufacturers must list their devices with the FDA. The Company has listed and complied with this requirement. The Active Ankle does not require FDA approval, is exempt from premarket notification procedures and is exempt from current goods manufacturing practice regulation.

MANUFACTURING

The Active Ankle is assembled in the U.S. by two contract assembly plants, using components and parts manufactured by other vendors. One of these manufacturers, K-P Ventures, Inc., is heavily dependent on Active Ankle.

EMPLOYEES

At March 31, 1997, the Company employed 11 management, sales and administrative persons located at Corporate headquarters. Five of the Company's employees are certified athletic trainers with 7 to 35 years experience as a trainer. Senior management has from 4 to 8 years experience with the Company and industry. In addition, the management has from 10 to 20 years experience with small businesses.




THE MARKET OPPORTUNITY

The overall market for orthopedic soft goods has been discussed previously (see Industry Overview). There are several trends in the retail market place which suggest there is an opportunity for a multi-faceted marketer of orthopedic soft goods.

Sports medicine and fitness encompass a broad range of disciplines and a wide variety of products. The market is highly fragmented with many large and small marketing and manufacturing companies. Historically, the sports medicine market focused on the professional, major college or high level athlete. This is beginning to change and the market is being driven by a number of factors:

     (a) There is an increased awareness of the role of fitness in health, an increased emphasis on exercise and sports, and an increased emphasis on wellness.

     (b) There is a desire by amateur and leisure time athletes to use the same techniques, gear and equipment for training that high level athletes use.

     (c) There is an increasing interest in self care and injury protection. This is coming both from a more active population with an interest in health as the "baby boomers" age, and the health care system in general is moving towards prevention and protection as evidenced by HMO penetration, medical practice focus, and more managed care in non hospital settings. The emergence of sports medicine clinics, dedicated wellness clinics, cardiac and occupational rehabilitation centers and health and fitness clubs illustrate this trend. Management believes that a significant percentage of injured people do not seek medical attention.

     (d) The targets for any sports medicine and fitness products are expanding from the active 16 to 22 year old group to the 35 to 55 age group, which is growing faster than the general population.

     (e) More physicians are turning toward off-the-shelf products or sending consumers elsewhere as medical reimbursement practices change. In addition, based on the experience of the Company, physicians are increasingly reluctant to carry an inventory of products for patients.

The experience of the Company in the market suggests that the average consumer has very limited knowledge of sports medicine or orthopedic soft goods products. In general, the products must be demonstrated or tried and recommended by a knowledgeable person in athletic training, medicine or clinical setting. Most orthopedic soft goods have not reached the mass market because of lack of knowledge on the part of the buying public and wholesale and retail distribution systems.

In the existing market, companies marketing to institutional and retail customers are not prepared to evaluate and provide advice or recommendations on orthopedic soft goods to their customers. Even in medical markets, few sales people have personal knowledge to change historic practice patterns to more effective ones. Increasingly, products to the medical trade are sold on the basis of price and equivalency, creating a gap in the market driven by recommendations that existing organizations are not prepared to address.

There is a gap in this overall market:

     - Management believes that a significant percentage of injured persons do not seek medical assistance; many self-prescribe.

     - No distributor reaches a broad customer profile: general consumer, senior citizen, athletes, clinics, schools and doctors, all of whom have need for orthopedic soft goods to maintain and increase quality of life.

     - Depth and breadth of sports medicine products is limited, particularly at retail.

     - With the exception of the medical sector, there is limited product knowledge and expertise available to the purchaser.

     - Orthopedic soft goods are generally inaccessible to the general public.

     - Compared to most consumer goods, marketing and merchandising are limited.

The Business Plan of the Company is to address this gap in the market through a multi prong plan of product and distribution system development. One element is the Company's product business which will focus on the development and marketing of high value, high function sports medicine products. A second is an institutional catalog focused on the athletic trainer and medical professional, and the third is a consumer resource center which will offer a range of professional products to the general consumer, recreational programs such as Little Leagues and serve as a referral outlet for the medical and clinic sector.

These segments will overlap and reinforce each other. The consumer resource center will be an outlet for medical referrals, with the catalog as an adjunct for non stock items. The catalog will serve the needs of the traditional athletic program as well as serve as an extension of the consumer resource center and as a marketing tool for the center.

A key marketing element is a group of regional directors who will be responsible for marketing the resource center, catalog and products to the institutional markets and will develop special promotions and a referral network.

THE BUSINESS PLAN OF THE COMPANY

The business plan of the Company is to leverage the sales base, management and marketing expertise of the Company to build a multi-stage business in orthopedic soft goods and athletic trainer supplies. There are three parts to the business plan:

     PROPRIETARY PRODUCTS. The Company will continue its existing business by aggressively marketing its products through its existing distribution system as well as adding distribution through the new catalog and consumer resource centers. The Company will continue its efforts to develop product line extensions of the Active Ankle as well as the development and marketing of additional high value, high function sports medicine products. The Company plans to develop new products both internally as well as through licensing and acquisition.

     SPORTS MEDICINE CATALOG. The Company will develop a sports medicine catalog which will offer a broad line of sports medicine and orthopedic soft goods to the institutional market such as schools, teams, hospitals, clinics and other professional outlets. This catalog will target those who already purchase through catalogs as well as serve as a marketing device for the product and consumer divisions. The Company may acquire an existing catalog company to develop this business area and the Company is exploring possible acquisitions. There are no agreements in principle at the present time.

     CONSUMER RESOURCE CENTERS. These retail centers will be located in shopping centers, and will offer orthopedic soft goods and training room supplies to the consumer market. They will be 1,500 to 2,500 square feet in size, upscale in decor and treatment and will be staffed primarily by athletic trainers who will provide the expertise for a consumer to buy the product that best fits his or her need. In addition to selling to the general public, the centers will be a referral resource for doctors, clinics and athletic trainers to send their patients and athletes as well as provide a resource for college, high school and recreational teams and clubs, such as Little Leagues, who need sports medicine products.


                          PROPRIETARY PRODUCTS BUSINESS PLAN

The Company will continue to market and develop the Active Ankle, increasing volume through additional market penetration to additional sports and broader distribution, both domestically and internationally.

While the Active Ankle is a patented product, it does not depend upon the patents as a part of its competitive profile, rather focusing on its strong features and proven functions. The Active Ankle has been positioned as a high value, high function brace for both prevention of ankle injuries and as a rehabilitation device. The Company has been able to maintain premium pricing on the basis of its value. Certain competitors have announced products which appear to look similar to the Active Ankle. The Company has not been able to evaluate these products fully and ascertain, whether under the law, these products infringe on Active Ankle's patent or trade style.

The Company has marketed its product through a program of grass roots marketing based on samples. The Company advertises to consumers to create consumer demand and provide support to its distributors and retailers. The Company will continue and expand these activities.

The Company tests its products in actual use as well as in academic and medical research. The Company has R&D arrangements with a major university biomechanical engineer as well as with a university rapid prototyping center. The Company is continuously reviewing and evaluating the needs in the marketplace, as well as the cost and function of the Active Ankle. Product improvements and enhancements are under development, particularly a lower cost brace which can compete on a price basis in the medical market.

The Company has under development a new form of knee pad for volleyball. The product is designed to provide enhanced protection with less bulk and improved ease of use. Prototype units are undergoing testing by seven major collegiate volleyball programs. Completion of initial testing is expected in July 1997, after which the Company will evaluate and make the decision regarding a potential launch.

Design and marketing parameters are being developed for other new products and two products developed by others are under evaluation. Assuming these products meet the Company's market and function expectations, exclusive license agreements will be negotiated.

                        SPORTS MEDICINE CATALOG BUSINESS PLAN

The Company will publish a catalog with product offerings which will parallel that of the consumer center but offer additional items focused on the professional trade. In general, the products carried in the catalog will be the same as the competition. However, as a point of difference, rather than carry the same or similar items from a variety of vendors, the catalog will focus on a limited number of products which offer efficacy and quality for specific needs at different price points. In addition, the Company will focus on customer service.


SPORTS MEDICINE CATALOG INDUSTRY OVERVIEW

The catalog operation will participate in the marketing and sales of orthopedic soft goods and training room supplies and equipment. Its principal target customers are the athletic trainer or coach at colleges, junior colleges and high schools, orthopedic physicians, physical therapists as well as organized sports activities, hospital and physical therapy clinics.

Catalog companies have historically distributed a full line of products directed at a specific segment of the institutional market. These segments include hospitals, nurses, and industrial markets with sports medicine in many cases being a secondary target. For the most part, these catalogs offer a wide variety of products in each product category with little information on quality or efficacy, that decision being left to the purchaser. These catalogs do not reach the general consumer, nor do they reach team or athletic activities without a professional trainer involved, such as high school, recreational, youth sports or club programs.

Industry size is unknown, as there is a wide variety of similar operations which serve various facets of the institutional market, such as hospitals, industry, clinics, nursing homes, school nurses and athletic trainers. The catalog market directed at athletic trainers is estimated by the Company's management at $25 million with another $25 million purchased by athletic trainers from retail dealers. There is a limited number of catalogs which offer products to the general public. These catalogs focus more on health and beauty aids rather than professional level products.

COMPETITION

There are approximately eleven significant companies in the U.S. who distribute orthopedic, medical and first aid supplies to the athletic training market. Of these, seven have catalogs, the others selling via pricing sheets and catalogs from vendors whose products they distribute. The major companies are Micro Bio-Medics, Inc., Sports Health, a division of School Health Corp., Alert Services, Inc., Medco Supply, Inc., Athletic Medical, Inc., Econoline Products, Inc., Seneca, and Mundy's, Inc. These companies range in size from less than $.5 million sales to in excess of $100 million.

SALES, MARKETING AND DISTRIBUTION

Although all the above companies sell athletic training supplies through a catalog, most are regionally focused and target customers in two or three states. Most distribute the Active Ankle in addition to other ankle products. Three of these companies distribute throughout the United States and only one has more than one distribution center.

For the most part, these companies have limited sales forces and sell primarily through distributing their catalog through the mail and at trade shows and either receiving orders or, in the case of most large customers, responding to bid requests. Marketing efforts are primarily through attendance at trade shows focused on the athletic trainer and physical therapists.

Under the Company's business plan, there will be a regional marketing director for the consumer resource centers, product operations and catalog operations who would promote the entire business to athletic trainers, doctors, clinics and other professionals via a calling program. The Company will also participate in trade shows and other promotional efforts. Market research suggests that calling on accounts presents a significant competitive advantage over the competition who have limited sales forces.

In addition, because the Company already has sponsorship programs in place with many institutions as well as endorsers, there are joint promotional opportunities such as sponsorships and seminars. The Company is unique in that it has a strong grass roots program in place with athletic trainers throughout the U.S. This grass roots network offers the opportunity to capture sales to athletic programs by offering equivalent or better sales, service and pricing.


SEASONALITY

While the medical and industrial sectors do not exhibit seasonality, sales of athletic training products is highly seasonal, tied to the school year and sport season. August and September are seasonal highs with seasonal lows in July, December and January.

GOVERNMENT REGULATION

The catalog industry has no specific government regulation.

MANUFACTURING

Most catalog companies do not manufacture any products but offer the products of a wide variety of vendors, although they may do some repackaging of vendor's products.

FACILITIES

The Company plans to lease approximately 5,000 square feet of warehouse space to conduct catalog operations. The capital equipment is conventional shelving, computer equipment and software.

PERSONNEL

The catalog operations will employ a general manager, a purchasing agent/bid specialist, an administrative assistant, and a shipping/receiving person with part time seasonal help. The employees are not expected to be unionized.


                        CONSUMER RESOURCE CENTER BUSINESS PLAN

INDUSTRY OVERVIEW

Historically, sales of orthopedic soft goods and athletic trainer supplies have been directed to and through the institutional markets of schools, hospitals, and clinics and have not been available to the general public. For the most part, products available to the general public have been limited in breadth and depth, focusing on relatively low value, low priced, low function products such as ankle and knee sleeves, wrist braces, back braces and orthotic supplies.

The products are distributed through various retail outlets such as sporting goods stores, mass merchants, and pharmacies with none of these outlets carrying a complete line.

One of the characteristics of this market is that the average consumer has very limited knowledge of orthopedic soft goods or trainer supplies, and relies on professional advice. For this reason, only the simplest products are available to the consumer. For the most part, the products are not advertised to the public nor is any selling expertise available to the general public. As previously discussed, there is consumer interest in this product category, but lack of knowledge and distribution has limited growth of retail sales.

The consumer resource center is a new form of distribution, making available specialty products to the general market in a conveniently accessible way coupled with high service in the form of expertise to assist the consumer in meeting their need.

COMPETITION

This industry is an emerging form of distribution. A few small retailers of orthopedic supplies have emerged across the U.S. in the past two years. One of these retailers has two outlets, the remainder one. None is associated with major catalog companies or product manufacturers. Sales of individual outlets are believed by management in the $300,000 to $500,000 year range. The product offerings are similar to those envisioned by the Company and in some cases, the sales staff is comprised of athletic trainers offering sales expertise. These retailers have typically moved from the institutional side of the business, have been founded by athletic trainers and orthopedic surgeons, and they have not focused on the athletic trade or general consumer, but rely primarily upon referrals from medical professionals. These outlets are generally located in strip malls. Advertising and marketing are generally limited.

There are several retailers who offer portions of the expected product line. Sporting goods stores, pharmacies, and mass merchants offer limited lines of sundry items. There are some stores focusing on backs or feet which offer portions of the lines envisioned. Several consumer catalogs offer portions of the product line but tend to focus more on health and beauty aids versus orthopedic and trainer supplies.

PRODUCT LINE

The consumer resource center will offer orthopedic soft goods and trainer supplies. Orthopedic soft goods will include bracing for various joints of the body, cold and heat packs, safety equipment such as first aid kits and guards, trainer sundries such as tape, balms, specialized bandages, underwrap, cinder suds, etc. In each product category there will be one high value, high function product, one product with a price and function orientation and one low level product. Products will be selected on the basis of function and quality. The product base and vendors will parallel that of the catalog operation.

MARKETING

For the most part, with the exception of the Company, manufacturers do not consumer market, relying on trade promotions and advertising as the basis of their marketing programs. Further, with the fragmentation of the industry, the focus on institutional sales, and the limited resources of most manufacturers, traditional consumer marketing has not emerged. Advertising has not been a source of consumer information. Marketing has been directed at the institutional trade rather than the consumer and organized recreational activities.

The Company has a strong network of professionals and athletic trainers in place. In addition, the Company has team and school sponsorships as well as high profile endorsers. The consumer resource center will be able to use these sponsorships. The resource centers will develop additional sponsorship opportunities with various groups such as the mall walkers, club volleyball, high school and local college teams.

In addition, the Company plans to offer a series of seminars and educational, in-store activities such as injury management, stretching, sports technique, and rehabilitation as a part of an in-store program.

PHYSICAL PLANT

The consumer resource centers will be leased 1,500 to 2,500 square foot facilities in major shopping malls. The Company believes high traffic, high visibility locations, which are convenient to consumers, are a key to sales volume. In addition, the stores will be both a beneficiary of and a contributor to mall traffic with the marketing plan of education and special promotions.

The stores will project an image of professionalism. The estimated investment in leasehold improvements will be approximately $60 per square foot. The stores will have seating areas for trying and fitting products, and a podium area for in-store seminars and promotions, autograph signings, etc.

GEOGRAPHIC LOCATION

The initial four stores will be located in cities near the Company's headquarters in Louisville, Kentucky. Initial stores are expected in Louisville, Kentucky; Lexington, Kentucky; Indianapolis, Indiana; and Cincinnati, Ohio. The expected direction of growth from the initial sites will be to Tennessee, Georgia, Florida, Ohio, Indiana, Illinois and Michigan.

STAFFING

The consumer resource centers will be staffed primarily by Certified Athletic Trainers who are certified by state governments or by the Board of Certification, a sister organization of the National Association of Athletic Trainers, and by college students enrolled in a program to become Certified Athletic Trainers. There will be a permanent full time staff of two persons per store supplemented by qualified part time associates.

     (b) DESCRIBE HOW THESE PRODUCTS OR SERVICES ARE TO BE PRODUCED OR RENDERED AND HOW AND WHEN THE COMPANY INTENDS TO CARRY OUT ITS ACTIVITIES. IF THE COMPANY PLANS TO OFFER A NEW PRODUCT(S), STATE THE PRESENT STAGE OF DEVELOPMENT, INCLUDING WHETHER OR NOT A WORKING PROTOTYPE(S) IS IN EXISTENCE. INDICATE IF COMPLETION OF DEVELOPMENT OF THE PRODUCT WOULD REQUIRE A MATERIAL AMOUNT OF RESOURCES OF THE COMPANY, AND THE ESTIMATED AMOUNT. IF THE COMPANY IS OR IS EXPECTED TO BE DEPENDENT UPON ONE OR A LIMITED NUMBER OF SUPPLIERS FOR ESSENTIAL RAW MATERIALS, ENERGY OR OTHER ITEMS, DESCRIBE. DESCRIBE ANY MAJOR EXISTING SUPPLY CONTRACTS.

     The proprietary product operation has vendors who supply the parts for the Active Ankle to the Company's specifications. The Company owns the tooling used to injection-mold the plastic parts. As a policy, the Company out-sources as much as it can, concentrating on management, marketing and development. While the Company has major supply arrangements with Velcro, Inc., and High Tech Mold and Tool, Inc., there are alternate suppliers who can meet the Company's needs.

     The Company has under development a new form of knee pad for volleyball. The product is designed to provide enhanced protection with less bulk and improved ease of use. Prototype units are undergoing testing by seven major collegiate volleyball programs. Completion of initial testing is expected in July, 1997 after which the Company will evaluate the tests and make the decision regarding a potential launch.

     Design and marketing parameters are being developed for other new products. Two products developed by others are under evaluation. Assuming these products meet the Company's market and function expectations, exclusive license agreements may be negotiated.

     (c) DESCRIBE THE INDUSTRY IN WHICH THE COMPANY IS SELLING OR EXPECTS TO SELL ITS PRODUCTS OR SERVICES AND, WHERE APPLICABLE, ANY RECOGNIZED TRENDS WITHIN THAT INDUSTRY. DESCRIBE THAT PART OF THE INDUSTRY AND THE GEOGRAPHIC AREA IN WHICH THE BUSINESS COMPETES OR WILL COMPETE.

     INDICATE WHETHER COMPETITION IS OR IS EXPECTED TO BE BY PRICE, SERVICE, OR OTHER BASIS. INDICATE (BY ATTACHED TABLE IF APPROPRIATE) THE CURRENT OR ANTICIPATED PRICES OR PRICE RANGES FOR THE COMPANY'S PRODUCTS OR SERVICES, OR THE FORMULA FOR DETERMINING PRICES, AND HOW THESE PRICES COMPARE WITH THOSE OF COMPETITORS' PRODUCTS OR SERVICES, INCLUDING A DESCRIPTION OF ANY VARIATIONS IN PRODUCT OR SERVICE FEATURES. NAME THE PRINCIPAL COMPETITORS THAT THE COMPANY HAS OR EXPECTS TO HAVE IN ITS AREA OF COMPETITION. INDICATE THE RELATIVE SIZE AND FINANCIAL AND MARKET STRENGTHS OF THE COMPANY'S COMPETITORS IN THE AREA OF COMPETITION IN WHICH THE COMPANY IS OR WILL BE OPERATING. STATE WHY THE COMPANY BELIEVES IT CAN EFFECTIVELY COMPETE WITH THESE AND OTHER COMPANIES IN ITS AREA OF COMPETITION.

PROPRIETARY PRODUCTS

     With 74 manufacturers of ankle braces in the market place, competition occurs on two levels. One, there is a large group of essentially similar ankle braces, which, while certain features are emphasized, largely compete on the basis of price. There is a second group with proprietary features, such as the Aircast and Active Ankle, which compete on the basis of product features and function. The Company created a new category of brace and has premium-priced the product based on function and proprietary features. With the expiration of the patent on the Aircast brace in 1998, and with competitors introducing braces with Active Ankle look-alike characteristics, management believes the basis of competition in institutional markets will be price. The Company will address future price competition in several ways. First, the Company may change its distribution. Second, the Company has reduced product cost by approximately 35% over the past three years and plans to continue that effort. Third, the Company plans to develop and market new forms of the Active Ankle.

     In medical markets, the principal competition is Aircast, Inc., with a market share of approximately 65% and a long established market position, largely in hospitals. Active Ankle's market share is higher in the sports medicine clinics and in orthopedic offices than Active Ankle's market share in hospitals. The Company has successfully competed with Aircast for the past 7 years.

     In the team sports market, the key competitors are McDavid Knee Guard, Inc., Swede-O, Inc., and Mueller Sports Medicine, Inc. These companies have had strong positions with soft, lace up braces and are introducing rigid braces. These companies are believed to be approximately the same size as the Company or larger. The Company has built a strong brand awareness and market presence through its marketing programs and will continue those efforts.

SPORTS MEDICINE CATALOG

     The catalog operation will be competing with competitors ranging in size from in excess of $100 million in sales to less than $500,000 in sales. Key direct competitors include Medco Supply Company, Alert Services, Inc., and Econoline Products, Inc. These companies are focused primarily on the school and athletic trainer market. Micro Bio-Medics, Inc. and Sports Health, a division of School Health Corp., focus on the hospital and school nurse market, respectively, but also sell to the target market. Each of these competitors sells the Active Ankle, as well as other ankle braces.

     In terms of product line, the Company's product line will be similar to that of its competitors. A key point of difference is expected to be a more limited product line, focused on products with quality and efficacy. Posted catalog prices will be comparable to those of the competition, and the catalog operations will respond to requests for bid on a competitive basis.

     Another difference from the competition will be the marketing effort. The regional director of marketing, coupled with the consumer resource center, are unique in the industry. The Company will have a larger sales force than the competition in each of its regions of operation.

CONSUMER RESOURCE CENTERS

     Because the consumer resource centers are a new concept, there currently are only isolated comparable retail outlets. Portions of the product line are available in a wide variety of retail outlets such as sporting goods stores, mass merchants, medical equipment dealers and medical clinics. However, a large portion of the product offerings are not available at all to the general public. The key competitive elements will be knowledgeable service provided by trained personnel and products not generally available in conveniently accessible form.

NOTE: BECAUSE THE PROSPECTUS FOCUSES PRIMARILY ON DETAILS CONCERNING THE COMPANY RATHER THAN THE INDUSTRY IN WHICH THE COMPANY OPERATES OR WILL OPERATE, POTENTIAL INVESTORS MAY WISH TO CONDUCT THEIR OWN SEPARATE INVESTIGATION OF THE COMPANY'S INDUSTRY TO OBTAIN BROADER INSIGHT IN ASSESSING THE COMPANY'S PROSPECTUS.

     (d) DESCRIBE SPECIFICALLY THE MARKETING STRATEGIES THE COMPANY IS EMPLOYING OR WILL EMPLOY IN PENETRATING ITS MARKET OR IN DEVELOPING A NEW MARKET. SET FORTH IN RESPONSE TO QUESTION 4 BELOW THE TIMING AND SIZE OF THE RESULTS OF THIS EFFORT WHICH WILL BE NECESSARY IN ORDER FOR THE COMPANY TO BE PROFITABLE. INDICATE HOW AND BY WHOM ITS PRODUCTS OR SERVICES ARE OR WILL BE MARKETED (SUCH AS BY ADVERTISING, PERSONAL CONTACT BY SALES REPRESENTATIVES, ETC.), HOW ITS MARKETING STRUCTURE OPERATES OR WILL OPERATE AND THE BASIS OF ITS MARKETING APPROACH, INCLUDING ANY MARKET STUDIES. NAME ANY CUSTOMERS THAT ACCOUNT FOR, OR BASED UPON EXISTING ORDERS WILL ACCOUNT FOR A MAJOR PORTION (20% OR MORE) OF THE COMPANY'S SALES. DESCRIBE ANY MAJOR EXISTING SALES CONTRACTS.

     The Company's business lines will be marketed by regional marketing directors who through a calling and special promotion program will reach athletic trainers, schools, sports clubs, doctors and medical clinics. The objective is to build a network of referrals to the consumer centers and catalog and product sales. The elements of this marketing program are sampling, education, school and club sponsorship, consumer advertising and trade shows. The consumer resource centers will do direct newspaper and radio advertising as well as special in-store promotions focused on athletes, education, and medical information.

     The Company currently sells through the following distributors who handle in excess of 20% of the Company's Sales:

          Volleyball Connection, Inc.
          Biomet, Inc.
          Cramer Products, Inc.

     (e) STATE THE BACKLOG OF WRITTEN FIRM ORDERS FOR PRODUCTS AND/OR SERVICES AS OF A RECENT DATE (WITHIN THE LAST 90 DAYS) AND COMPARE IT WITH THE BACKLOG OF A YEAR AGO FROM THAT DATE.

          AS OF: _____/_____/_____  $____________
               (A RECENT DATE)

          AS OF: _____/_____/_____  $____________
               (ONE YEAR EARLIER)

     None, no backlog. The Company maintains sufficient out-sourcing capacity, and the short production time allows the Company to fill orders within 30 days.

     EXPLAIN THE REASON FOR SIGNIFICANT VARIATIONS BETWEEN THE TWO FIGURES, IF ANY. INDICATE WHAT TYPES AND AMOUNTS OF ORDERS ARE INCLUDED IN THE BACKLOG FIGURES. STATE THE SIZE OF TYPICAL ORDERS, IF THE COMPANY'S SALES ARE SEASONAL OR CYCLICAL, EXPLAIN.

     Not applicable.

     (f) STATE THE NUMBER OF THE COMPANY'S PRESENT EMPLOYEES AND THE NUMBER OF EMPLOYEES IT ANTICIPATES IT WILL HAVE WITHIN THE NEXT 12 MONTHS. ALSO, INDICATE THE NUMBER BY TYPE OF EMPLOYEE (I.E., CLERICAL, OPERATIONS, ADMINISTRATIVE, ETC.) THE COMPANY WILL USE, WHETHER OR NOT ANY OF THEM ARE SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS, AND THE EXPIRATION DATE(S) OF ANY COLLECTIVE BARGAINING AGREEMENT(S). IF THE COMPANY'S EMPLOYEES ARE ON STRIKE, OR HAVE BEEN IN THE PAST THREE YEARS, OR ARE THREATENING TO STRIKE, DESCRIBE THE DISPUTE. INDICATE ANY SUPPLEMENTAL BENEFITS OR INCENTIVE ARRANGEMENTS THE COMPANY HAS OR WILL HAVE WITH ITS EMPLOYEES.

     The Company has 3 employees in senior management, 3 in administration, 4 in marketing and 1 in manufacturing and development. During the coming 12 months, the Company expects to add 13 full time and 12 part time employees in the consumer and catalog operations. No employees are subject to collective bargaining agreements nor are any anticipated.

     The Company offers all employees health and life insurance, a 401(k) retirement plan, and discretionary bonuses and stock options based on performance.

     (g) DESCRIBE GENERALLY THE PRINCIPAL PROPERTIES (SUCH AS REAL ESTATE, PLANT AND EQUIPMENT, PATENTS, ETC.) THAT THE COMPANY OWNS, INDICATING ALSO WHAT PROPERTIES IT LEASES AND A SUMMARY OF THE TERMS UNDER THOSE LEASES, INCLUDING THE AMOUNT OF PAYMENTS, EXPIRATION DATES AND THE TERMS OF ANY RENEWAL OPTIONS. INDICATE WHAT PROPERTIES THE COMPANY INTENDS TO ACQUIRE IN THE IMMEDIATE FUTURE, THE COST OF SUCH ACQUISITIONS AND THE SOURCES OF FINANCING IT EXPECTS TO USE IN OBTAINING THESE PROPERTIES, WHETHER BY PURCHASE, LEASE OR OTHERWISE.

     The Company leases 4,400 square feet of office space at a gross rent of $6 per square foot under a lease which expires in 2001. There is one five-year renewal option. The Company owns the tooling for the Active Ankle and various office equipment and furniture.

     The sports medicine catalog will be operated in leased warehouse space under normal commercial terms. The Company expects to invest approximately $100,000 in equipment and computers.

     The consumer resource centers will lease space in regional shopping centers under normal commercial terms including rent, common area charges, and percentage rent. The average consumer resource center will have approximately $150,000 in leasehold improvements and fixed assets.

     (h) INDICATE THE EXTENT TO WHICH THE COMPANY'S OPERATIONS DEPEND OR ARE EXPECTED TO DEPEND UPON PATENTS, COPYRIGHTS, TRADE SECRETS, KNOW-HOW OR OTHER PROPRIETARY INFORMATION AND THE STEPS UNDERTAKEN TO SECURE AND PROTECT THIS INTELLECTUAL PROPERTY, INCLUDING ANY USE OF CONFIDENTIALITY AGREEMENTS, COVENANTS-NOT-TO-COMPETE AND THE LIKE. SUMMARIZE THE PRINCIPAL TERMS AND EXPIRATION DATES OF ANY SIGNIFICANT LICENSE AGREEMENTS. INDICATE THE AMOUNTS EXPENDED BY THE COMPANY FOR RESEARCH AND DEVELOPMENT DURING THE LAST FISCAL YEAR, THE

AMOUNT EXPECTED TO BE SPENT THIS YEAR AND WHAT PERCENTAGE OF REVENUES RESEARCH AND DEVELOPMENT EXPENDITURES WERE FOR THE LAST FISCAL YEAR.

     Several features of the Active Ankle are patented, but the Company relies primarily upon marketing and product features. There is a license agreement with the inventor of the Active Ankle under which royalty payments of 3% of Active Ankle sales are due until the expiration of the base patent in 2001.

     The Company invested $12,368 or 0.5% of sales in research and development in fiscal year 1996 and expects to spend $61,580 or 2.4% of sales in fiscal year 1997.

     (i) IF THE COMPANY'S BUSINESS, PRODUCTS, OR PROPERTIES ARE SUBJECT TO MATERIAL REGULATION (INCLUDING ENVIRONMENTAL REGULATION) BY FEDERAL, STATE, OR LOCAL GOVERNMENTAL AGENCIES, INDICATE THE NATURE AND EXTENT OF REGULATION AND ITS EFFECTS OR POTENTIAL EFFECTS UPON THE COMPANY.

     The Company is subject to regulation by the Food and Drug Administration as discussed under the Business of the Company. In the opinion of management, regulation is not a material factor in the business operations.

     (j) STATE THE NAMES OF ANY SUBSIDIARIES OF THE COMPANY, THEIR BUSINESS PURPOSES AND OWNERSHIP, AND INDICATE WHICH ARE INCLUDED IN THE FINANCIAL STATEMENTS ATTACHED HERETO. IF NOT INCLUDED, OR IF INCLUDED BUT NOT CONSOLIDATED, PLEASE EXPLAIN.

     The Company has no subsidiaries.

     (k) SUMMARIZE THE MATERIAL EVENTS IN THE DEVELOPMENT OF THE COMPANY (INCLUDING ANY MATERIAL MERGERS OR ACQUISITIONS) DURING THE PAST FIVE YEARS, OR FOR WHATEVER LESSER PERIOD THE COMPANY HAS BEEN IN EXISTENCE. DISCUSS ANY PENDING OR ANTICIPATED MERGERS, ACQUISITIONS, SPIN-OFFS OR RECAPITALIZATION. IF THE COMPANY HAS RECENTLY UNDERGONE A STOCK SPLIT, STOCK DIVIDEND OR RECAPITALIZATION IN ANTICIPATION OF THIS OFFERING, DESCRIBE (AND ADJUST HISTORICAL PER SHARE FIGURES ELSEWHERE IN THIS PROSPECTUS ACCORDINGLY).

     The Company has not made any acquisitions or spin-offs during the last five years. There have been no dividends paid on the Common Stock. A recapitalization is contemplated as a part of this offering and is summarized in the attached Exhibit A, Tender Offer.

     The Company in June, 1997, made a Tender Offer to its shareholders at a price of $27 per share. A copy of the Tender Offer is attached as Exhibit A. The following shares were tendered and will be redeemed out of the proceeds of this offering:

          [Insert upon completion of Tender Offer]

Less than 30% of the shares are expected by management to tender, but the exact figure will be included in the final Prospectus.

     In June, 1997, the Company sold 4,125 preferred, $40 par value, convertible, 6% non-cumulative shares. The total funds received was $165,000. Each share may be converted into two common shares after July 1, 1999.

     In September, 1994, the Company raised $255,175 in a private offering of common stock at a price of $25 per share and issuance of warrants to purchase 5,103 shares of common stock at $25 per share. $217,405 in debt was retired out of the proceeds of this offering.

     In January, 1993, the Company accomplished a ten for one stock split. This did not change the relative percentage of ownership of shares.

4. (a) IF THE COMPANY WAS NOT PROFITABLE DURING ITS LAST FISCAL YEAR, LIST BELOW IN CHRONOLOGICAL ORDER THE EVENTS WHICH IN MANAGEMENT'S OPINION MUST OR SHOULD OCCUR OR THE MILESTONES WHICH IN MANAGEMENT'S OPINION THE COMPANY MUST OR SHOULD REACH IN ORDER FOR THE COMPANY TO BECOME PROFITABLE, AND INDICATE THE EXPECTED MANNER OF OCCURRENCE OR THE EXPECTED METHOD BY WHICH THE COMPANY WILL ACHIEVE THE MILESTONES.

     EVENT OR       EXPECTED MANNER OF            DATE OR NUMBER OF MONTHS
     MILESTONE      OCCURRENCE OR METHOD OF       AFTER RECEIPT OF PROCEEDS
                    ACHIEVEMENT                   WHEN SHOULD BE ACCOMPLISHED

     Not applicable.  The Company was profitable during the last fiscal year.

     (b) STATE THE PROBABLE CONSEQUENCES TO THE COMPANY OF DELAYS IN ACHIEVING EACH OF THE EVENTS OR MILESTONES WITHIN THE ABOVE TIME SCHEDULE, AND PARTICULARLY THE EFFECT OF ANY DELAYS UPON THE COMPANY'S LIQUIDITY IN VIEW OF THE COMPANY'S THEN ANTICIPATED LEVEL OF OPERATING COSTS. (SEE QUESTION NOS. 11 AND 12.)

     Not applicable.

NOTE: AFTER REVIEWING THE NATURE AND TIMING OF EACH EVENT OR MILESTONE, POTENTIAL INVESTORS SHOULD REFLECT UPON WHETHER ACHIEVEMENT OF EACH WITHIN THE ESTIMATED TIME FRAME IS REALISTIC AND SHOULD ASSESS THE CONSEQUENCES OF DELAYS OR FAILURE OF ACHIEVEMENT IN MAKING AN INVESTMENT DECISION.

     As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

                                OFFERING PRICE FACTORS

IF THE SECURITIES OFFERED ARE COMMON STOCK, OR ARE EXERCISABLE FOR OR CONVERTIBLE INTO COMMON STOCK, THE FOLLOWING FACTORS MAY BE RELEVANT TO THE PRICE AT WHICH THE SECURITIES ARE BEING OFFERED.

5.   WHAT WERE NET, AFTER-TAX EARNINGS FOR THE LAST FISCAL YEAR?

     TOTAL: $140,048  ($1.90 per share).

6. IF THE COMPANY HAD PROFITS, SHOW OFFERING PRICE AS A MULTIPLE OF EARNINGS. ADJUST TO REFLECT FOR ANY STOCK SPLITS OR RECAPITALIZATION, AND USE CONVERSION OR EXERCISE PRICE IN LIEU OF OFFERING PRICE, IF APPLICABLE.

          OFFERING PRICE PER SHARE                    =     $40/$1.90 =  21.1
          ----------------------------------
          NET AFTER-TAX EARNINGS LAST YEAR PER SHARE

7. (a) WHAT IS THE NET TANGIBLE BOOK VALUE OF THE COMPANY? (IF DEFICIT, SHOW IN PARENTHESIS.) FOR THIS PURPOSE, NET TANGIBLE BOOK VALUE MEANS TOTAL ASSETS (EXCLUSIVE OF COPYRIGHTS, PATENTS, GOODWILL, RESEARCH AND DEVELOPMENT COSTS AND SIMILAR INTANGIBLE ITEMS) MINUS TOTAL LIABILITIES.

          $478,846 ($6.26 per share) (Based on historical net tangible book value and shares of common stock outstanding as of March 31, 1997, adjusted for the net proceeds from the issuance of preferred stock in June, 1997, and assuming conversion of such preferred stock into shares of common stock.)

          IF THE NET TANGIBLE BOOK VALUE PER SHARE IS SUBSTANTIALLY LESS THAN THIS OFFERING (OR EXERCISE OR CONVERSION) PRICE PER SHARE, EXPLAIN THE REASONS FOR THE VARIATION.

     The net tangible book value is substantially less than the offering price. Fixed assets are not a significant factor in the business because the Company out-sources its manufacturing. The tooling and molding are owned by the Company, but the fixed assets associated with the manufacturing process are not held by the Company. The Company has expended its funds in building market position and brand awareness.

     The Company was a start-up for its first five years. As a start-up, the Company invested resources in only product development and marketing. Operating losses resulted in negative retained earnings.

     The Company believes its present value is attributable to product quality, name recognition, product functionality and market share of the rigid ankle brace segment of the market.

     The Company expects to continue to minimize capital requirements by out-sourcing and not acquiring tangible assets, but concentrating on building sales and earnings.

     (b) STATE THE DATES ON WHICH THE COMPANY SOLD OR OTHERWISE ISSUED SECURITIES DURING THE LAST 12 MONTHS, THE AMOUNT OF SUCH SECURITIES SOLD, THE NUMBER OF PERSONS TO WHOM THEY WERE SOLD, ANY RELATIONSHIP OF SUCH PERSONS TO THE COMPANY AT THE TIME OF SALE, THE PRICE AT WHICH THEY WERE SOLD AND, IF NOT SOLD FOR CASH, A CONCISE DESCRIPTION OF THE CONSIDERATION. (EXCLUDE BANK DEBT.)

     The Company has a class of preferred stock which has a $40 par and liquidation value per share, carries a 6% non-cumulative dividend, and each share is convertible after July 1, 1999 into two shares of the Company's Common Stock. A total of 100,000 of such preferred shares are authorized, and a total of 4,125 shares of the preferred stock are issued and outstanding. The 4,125 shares were sold at a cash sale price of $40 per share on June 10, 1997 . The preferred shares were sold to six accredited investors, all of whom are either stockholders, officers or directors of the Company prior to the filing of this registration statement. The proceeds from this preferred stock offering are to be used as seed money for the
development of a catalog sales division.   The preferred stock offering was
an exempt offering under Rule 506 of Regulation D of the Securities Act.

     During the past 12 months, the Company has issued to employees and consultants to the Company options to purchase 4,000 and 300 shares of common stock, respectively, at an exercise price of $25 per share.

8. (a) WHAT PERCENTAGE OF THE OUTSTANDING SHARES OF THE COMPANY WILL THE INVESTORS IN THIS OFFERING HAVE? (ASSUME EXERCISE OF OUTSTANDING OPTIONS, WARRANTS OR RIGHTS AND CONVERSION OF CONVERTIBLE SECURITIES, IF THE RESPECTIVE EXERCISE OR CONVERSION PRICES ARE AT OR LESS THAN THE OFFERING PRICE. ALSO ASSUME EXERCISE OF ANY OPTIONS, WARRANTS OR RIGHTS AND CONVERSIONS OF ANY CONVERTIBLE SECURITIES OFFERED IN THIS OFFERING.)

          IF THE MINIMUM IS SOLD:  37.0%

          IF THE MAXIMUM IS SOLD:  56.7%

This assumes that 19,729 shares are tendered pursuant to the Tender Offer.

     (b) WHAT POST-OFFERING VALUE IS MANAGEMENT IMPLICITLY ATTRIBUTING TO THE ENTIRE COMPANY BY ESTABLISHING THE PRICE PER SECURITY SET FORTH ON THE COVER PAGE (OR EXERCISE OR CONVERSION PRICE IF COMMON STOCK IS NOT OFFERED)? (TOTAL OUTSTANDING SHARES AFTER OFFERING TIMES OFFERING PRICE, OR EXERCISE OR CONVERSION PRICE IF COMMON STOCK IS NOT OFFERED.)

          IF THE MINIMUM IS SOLD: Approximately $4,850,000

          IF THE MAXIMUM IS SOLD: Approximately $7,050,000

(These figures assume all preferred shares are converted, all options are exercised [and cash received], but does not assume any shares are tendered under the Tender Offer.)

     (FOR ABOVE PURPOSES, ASSUME OUTSTANDING OPTIONS ARE EXERCISED IN DETERMINING "SHARES" IF THE EXERCISE PRICES ARE AT OR LESS THAN THE OFFERING PRICE. ALL CONVERTIBLE SECURITIES, INCLUDING OUTSTANDING CONVERTIBLE SECURITIES, SHALL BE ASSUMED CONVERTED AND ANY OPTIONS, WARRANTS OR RIGHTS IN THIS OFFERING SHALL BE ASSUMED EXERCISED.)

          *THESE VALUES ASSUME THAT THE COMPANY'S CAPITAL STRUCTURE WOULD BE CHANGED TO REFLECT ANY CONVERSIONS OF OUTSTANDING CONVERTIBLE SECURITIES AND ANY USE OF OUTSTANDING SECURITIES AS PAYMENT IN THE EXERCISE OF OUTSTANDING OPTIONS, WARRANTS OR RIGHTS INCLUDED IN THE CALCULATION. THE TYPE AND AMOUNT OF CONVERTIBLE OR OTHER SECURITIES THUS ELIMINATED WOULD BE:

               19,703 shares are under stock options and warrants.
               8,250 shares are subject to conversion from the preferred shares.

     THESE VALUES ALSO ASSUME AN INCREASE IN CASH IN THE COMPANY BY THE AMOUNT OF ANY CASH PAYMENTS THAT WOULD BE MADE UPON CASH EXERCISE OF OPTIONS, WARRANTS OR RIGHTS INCLUDED IN THE CALCULATIONS. THE AMOUNT OF SUCH CASH WOULD BE:

                    Approximately $500,000

NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE OFFERING PRICE (OR EXERCISE OR CONVERSION PRICE, IF APPLICABLE) FOR THE SECURITIES IS APPROPRIATE AT THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

                                   USE OF PROCEEDS

9.   (a)  THE FOLLOWING TABLE SETS FORTH THE USE OF THE PROCEEDS FROM THIS
          OFFERING:



                                        If Minimum                    If Maximum
                                          Sold                          Sold
                                        ----------                    ----------
                                        Amount           %            Amount           %
                                        ------           -            ------           -
     Total Proceeds                     $1,800,000       100.0%        $4,000,000       100.0%

     LESS:  OFFERING EXPENSES

          Commissions and Finders Fee          0.0       0.0%                0.0         0%
          Legal & Accounting               100,000       5.6%            100,000       2.5%
          Copying & Advertising             10,000       0.5%             10,000       0.2%
          Other (Specify):
          Registration Fees                  6,212       0.3%              6,212       0.2%
          Escrow Fees                        1,000       0.1%              1,000       0.0%
                                          --------       ----          ---------       ----

          Total                            117,212       6.5%            117,212       2.9%
                                          --------       ----          ---------       ----
          Net Proceeds from Offering     1,682,788      93.5%          3,882,788      97.1%

          Use of Net Proceeds
          Debt Repayment                    79,495       4.7%             79,495       2.0%
          Fixed Assets                     981,000      58.3%            981,000      25.3%
          Recapitalization (1)             533,000      31.7%            533,000      13.7%
          Working Capital                   89,293       5.3%          2,289,293      59.0%
                                          --------       ----          ---------      -----
          Total Use of Net Proceeds:    $1,682,788     100.0%         $3,882,788     100.0%



    (1) This figure assumes tender of an estimated 19,729 shares of the Company's common stock at $27/share.

    (B) IF THERE IS NO MINIMUM AMOUNT OF PROCEEDS THAT MUST BE RAISED BEFORE THE COMPANY MAY USE THE PROCEEDS OF THE OFFERING, DESCRIBE THE ORDER OF PRIORITY IN WHICH THE PROCEEDS SET FORTH ABOVE IN THE COLUMN "IF MAXIMUM SOLD" WILL BE USED.

                   Not Applicable.

NOTE: AFTER REVIEWING THE PORTION OF THE OFFERING ALLOCATED TO THE PAYMENT OF OFFERING EXPENSES, AND TO THE IMMEDIATE PAYMENT TO MANAGEMENT AND PROMOTERS OF ANY FEES, REIMBURSEMENTS, PAST SALARIES OR SIMILAR PAYMENTS, A POTENTIAL INVESTOR SHOULD CONSIDER WHETHER THE REMAINING PORTION OF HIS INVESTMENT, WHICH WOULD BE THAT PART AVAILABLE FOR FUTURE DEVELOPMENT OF THE COMPANY'S BUSINESS AND OPERATIONS, WOULD BE ADEQUATE.

10. (a) IF MATERIAL AMOUNTS OF FUNDS FROM SOURCES OTHER THAN THIS OFFERING ARE TO BE USED IN CONJUNCTION WITH THE PROCEEDS FROM THIS OFFERING, STATE THE AMOUNTS AND SOURCES OF SUCH OTHER FUNDS, AND WHETHER FUNDS ARE FIRM OR CONTINGENT. IF CONTINGENT, EXPLAIN.

                   None

    (b) IF ANY MATERIAL PART OF THE PROCEEDS ARE TO BE USED TO DISCHARGE INDEBTEDNESS, DESCRIBE THE TERMS OF SUCH INDEBTEDNESS, INCLUDING INTEREST RATES. IF THE INDEBTEDNESS TO BE DISCHARGED WAS INCURRED WITHIN THE CURRENT OR PREVIOUS FISCAL YEAR, DESCRIBE THE USE OF THE PROCEEDS OF SUCH INDEBTEDNESS.

    $79,495 of the proceeds will be used to repay a term loan due Bank One in September, 2000, with interest of 1% over the bank's index rate, which loan is guaranteed by several of the shareholders.

    (c) IF ANY MATERIAL AMOUNT OF THE PROCEEDS ARE TO BE USED TO ACQUIRE ASSETS, OTHER THAN IN THE ORDINARY COURSE OF BUSINESS, BRIEFLY DESCRIBE AND STATE THE COST OF THE ASSETS AND OTHER MATERIAL TERMS OF THE ACQUISITIONS. IF THE ASSETS ARE TO BE ACQUIRED FROM OFFICERS, DIRECTORS, EMPLOYEES OR PRINCIPAL STOCKHOLDERS OF THE COMPANY OR THEIR ASSOCIATES, GIVE THE NAMES OF THE PERSONS FROM WHOM THE ASSETS ARE TO BE ACQUIRED AND SET FORTH THE COST TO THE COMPANY, THE METHOD FOLLOWED IN DETERMINING THE COST, AND ANY PROFIT TO SUCH PERSONS.

    All proceeds will be used to acquire assets in the ordinary course of business and no assets are being acquired from officers, directors, principal shareholders or their associates, except that a portion of the proceeds will be used to fund the Tender Offer, a copy of which is attached as Exhibit A.

    (d) IF ANY AMOUNT OF THE PROCEEDS ARE TO BE USED TO REIMBURSE ANY OFFICER, DIRECTOR, EMPLOYEE OR STOCKHOLDER FOR SERVICES ALREADY RENDERED, ASSETS PREVIOUSLY TRANSFERRED, OR MONIES LOANED OR ADVANCED, OR OTHERWISE, EXPLAIN:

    $79,495 of the proceeds will be used to repay a term loan due Bank One in September of 2000 with an interest rate of 1% over the bank's index rate, which loan is guaranteed by several of the shareholders.

11. INDICATE WHETHER THE COMPANY IS HAVING OR ANTICIPATES HAVING WITHIN THE
NEXT 12 MONTHS ANY CASH FLOW OR LIQUIDITY PROBLEMS AND WHETHER OR NOT IT IS IN DEFAULT OR IN BREACH OF ANY NOTE, LOAN, LEASE OR OTHER INDEBTEDNESS OR FINANCING ARRANGEMENT REQUIRING THE COMPANY TO MAKE PAYMENTS. INDICATE IF A SIGNIFICANT AMOUNT OF THE COMPANY'S TRADE PAYABLES HAVE NOT BEEN PAID WITHIN THE STATED TRADE TERM. STATE WHETHER THE COMPANY IS SUBJECT TO ANY UNSATISFIED JUDGMENTS, LIENS OR SETTLEMENT OBLIGATIONS AND THE AMOUNTS THEREOF. INDICATE THE COMPANY'S PLANS TO RESOLVE ANY SUCH PROBLEMS.

    The Company does not anticipate any cash flow or liquidity problems over the next twelve months. The Company is not in default or breach of any note, lease or other financing arrangement. The Company's trade payables are current. There are no unsatisfied judgments, liens, or settlement obligations.

12. INDICATE WHETHER PROCEEDS FROM THIS OFFERING WILL SATISFY THE COMPANY'S CASH REQUIREMENTS FOR THE NEXT 12 MONTHS AND WHETHER IT WILL BE NECESSARY TO RAISE ADDITIONAL FUNDS. STATE THE SOURCE OF ADDITIONAL FUNDS, IF KNOWN.

    The offering proceeds will satisfy the Company's cash needs for the next twelve months in developing and implementing its business plan. However, if only the minimum number of shares are sold, the Company will be required to utilize existing working capital or funds from its existing line of credit (on which the balance is currently zero) for funds to implement the business plan. Significant additional funds will be required in future years to implement growth and expansion plans.

                                    CAPITALIZATION

13. INDICATE THE CAPITALIZATION OF THE COMPANY AS OF THE MOST RECENT BALANCE SHEET DATE (ADJUSTED TO REFLECT ANY SUBSEQUENT STOCK SPLITS, STOCK DIVIDENDS, RECAPITALIZATION OR REFINANCING) AND AS ADJUSTED TO REFLECT THE SALE OF THE MINIMUM AND MAXIMUM AMOUNT OF SECURITIES IN THIS OFFERING AND THE USE OF THE NET PROCEEDS THEREFROM:

    The following table sets forth the actual capitalization of the Company as of March 31, 1997, and as adjusted to give effect to: (a) the issuance and sale by the Company of the minimum and maximum number of shares of common stock in this offering (45,000 and 100,000 shares, respectively) and the application of the net proceeds therefrom and (b) the issuance of shares of convertible preferred stock in June, 1997. This table should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus.



                                                           Amount Outstanding
                                                  ----------------------------------------
                                                    As of:             As Adjusted
                                                  3/31 /97       Minimum         Maximum
                                                  --------       -------        ----------
Debt:
Short-term debt (average interest rate ____%)    $   0          $   0          $   0
                                                 ----------     ----------     ----------

Long-term debt (average interest rate 9.5%) (1)  $   79,495     $   0          $   0
                                                 ----------     ----------     ----------

         Total debt                              $   79,495     $   0          $   0
                                                 ----------     ----------     ----------

Stockholders equity (deficit):

Preferred Stock-par value
(by class of preferred in order of
 preferences)

         Convertible Preferred Stock,
         $40 par value amd liquidation
         value per share, authorized
         shares: 100,000, outstanding
         shares: 4,125, as adjusted (2)          $   0          $  165,000     $  165,000
                                                 ----------

Common stock, no par value,
Authorized shares: 2,000,000,
issued and outstanding shares: 68,217 (as
adjusted 113,217 minimum,
168,217 maximum) (1)                             $1,048,315     $2,118,608     $4,318,608

Additional paid in capital                       $   0          $   0          $   0
                                                 ----------     ----------     ----------


                                                                     30


Retained earnings (deficit)                      $(669,835)     $(669,835)     $(669,835)
                                                 ----------     ----------     ----------

         Total Stockholders equity (deficit)     $  378,480     $1,613,773     $3,813,773
                                                 ----------     ----------     ----------

Total Capitalization                             $  457,975     $1,613,773     $3,813,773
                                                 ----------     ----------     ----------



(1) Reflects the sale of the minimum and maximum amount of common stock in this offering at $40 per share and the estimated use of proceeds of : a) retirement of long-term debt of $79,495; b) the tendering of an estimated 19,729 shares of the Company's common stock at $27/share, pursuant to the Tender Offer; and c) estimated expenses of the offering of $117,212.

(2) In June, 1997, the Company issued the preferred stock for cash, which shares are each convertible after July 1, 1999 into two shares of common stock.

NUMBER OF PREFERRED SHARES
AUTHORIZED TO BE OUTSTANDING:

NUMBER OF               PAR VALUE
CLASS OF PREFERRED      SHARES         PER SHARE
------------------      ------         ---------

ONE CLASS               100,000        40.00

NUMBER OF COMMON SHARES AUTHORIZED: 2,000,000 shares. Par or stated value per share, if any:

None.

NUMBER OF COMMON SHARES RESERVED TO MEET CONVERSION REQUIREMENTS OR FOR THE ISSUANCE UPON EXERCISE OF OPTIONS, WARRANTS OR RIGHTS: 19,703 shares to meet options outstanding and 8,250 shares to meet conversion requirements.



                              DESCRIPTION OF SECURITIES

14. THE SECURITIES BEING OFFERED HEREBY ARE:

    [X]  Common Stock
    [ ]  Preferred or Preference Stock
    [ ]  Notes or Debentures
    [ ]  Units of two or more types of securities, composed of:  ______________
    [ ]  Other ___________________________________


    15.  THESE SECURITIES HAVE:

         Yes       No
         [X]       [ ]  Cumulative voting rights
         [ ]       [X]  Other special voting rights
         [ ]       [X]  Preemptive rights to purchase in new issues of shares
         [ ]       [X]  Preference as to dividends or interest
         [ ]       [X]  Preference upon liquidation
         [ ]       [X]  Other special rights or preferences (specify): ____
                        Explain: _______________________________

    16.  ARE THE SECURITIES CONVERTIBLE?    ( )  Yes  (X)  No

         IF SO, STATE CONVERSION PRICE OR FORMULA.  N/A
         DATE WHEN CONVERSION BECOMES EFFECTIVE:          /   /
         DATE WHEN CONVERSION EXPIRES:      /    /

17. (a) IF THE SECURITIES ARE NOTES OR OTHER TYPES OF DEBT SECURITIES: Not applicable.

         (1)  WHAT IS THE INTEREST RATE?  N/A %.

              IF INTEREST RATE IS VARIABLE OR MULTIPLE RATES, DESCRIBE: Not Applicable.

         (2)  WHAT IS THE MATURITY DATE?  N/A

              IF SERIAL MATURITY DATES, DESCRIBE:    Not Applicable.


         (3)  IS THERE A MANDATORY SINKING FUND?  ( )    (X)  No.  Describe

              Not Applicable.

         (4)  IS THERE A TRUST INDENTURE?   ( )  Yes    (X)  No

              NAME, ADDRESS AND TELEPHONE NUMBER OF TRUSTEE:  Not Applicable.

         (5)  ARE THE SECURITIES CALLABLE OR SUBJECT TO REDEMPTION?

              ( )  Yes    (X)  No.  DESCRIBE, INCLUDING REDEMPTION PRICES:
Not Applicable.

         (6)  ARE THE SECURITIES COLLATERALIZED BY REAL OR PERSONAL PROPERTY?

              (   )  Yes   (X)  No.  DESCRIBE:  Not Applicable.

         (7) IF THESE SECURITIES ARE SUBORDINATED IN RIGHT OF PAYMENT OF INTEREST OR PRINCIPAL, EXPLAIN THE TERMS OF SUCH SUBORDINATION. Not applicable.

         HOW MUCH CURRENTLY OUTSTANDING INDEBTEDNESS OF THE COMPANY IS SENIOR TO THE SECURITIES IN RIGHT OF PAYMENT OF INTEREST OR PRINCIPAL? Not applicable.

         HOW MUCH INDEBTEDNESS SHARES IN RIGHT OF PAYMENT ON AN EQUIVALENT (PARI PASSU) BASIS? $0.00

         HOW MUCH INDEBTEDNESS IS JUNIOR (SUBORDINATED) TO THE SECURITIES?
         $0.00

    (b) IF NOTES OR OTHER TYPES OF DEBT SECURITIES ARE BEING OFFERED AND THE COMPANY HAD EARNINGS DURING ITS LAST FISCAL YEAR, SHOW THE RATIO OF EARNINGS TO FIXED CHARGES ON AN ACTUAL AND PRO FORMA BASIS FOR THAT FISCAL YEAR. "EARNINGS" MEANS PRETAX INCOME FROM CONTINUING OPERATIONS PLUS FIXED CHARGES AND CAPITALIZED INTEREST. "FIXED CHARGES" MEANS INTEREST (INCLUDING CAPITALIZED INTEREST), AMORTIZATION OF DEBT DISCOUNT, PREMIUM AND EXPENSE, PREFERRED STOCK DIVIDEND REQUIREMENTS OF MAJORITY OWNED SUBSIDIARY, AND SUCH PORTION OF RENTAL EXPENSE AS CAN BE DEMONSTRATED TO BE REPRESENTATIVE OF THE INTEREST FACTOR IN THE PARTICULAR CASE. THE PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES SHOULD INCLUDE INCREMENTAL INTEREST EXPENSE AS A RESULT OF THE OFFERING OF THE NOTES OR OTHER DEBT SECURITIES.

                                   Not Applicable.

NOTE: CARE SHOULD BE EXERCISED IN INTERPRETING THE SIGNIFICANCE OF THE RATIO OF EARNINGS TO FIXED CHARGES AS A MEASURE OF THE "COVERAGE" OF DEBT SERVICE, AS THE EXISTENCE OF EARNINGS DOES NOT NECESSARILY MEAN THAT THE COMPANY'S LIQUIDITY AT ANY GIVEN TIME WILL PERMIT PAYMENT OF DEBT SERVICE REQUIREMENTS TO BE TIMELY MADE. SEE QUESTION NOS. 11 AND 12. SEE ALSO THE FINANCIAL STATEMENTS AND ESPECIALLY THE STATEMENT OF CASH FLOWS.

18. IF SECURITIES ARE PREFERENCE OR PREFERRED STOCK:  Not Applicable.

    ARE UNPAID DIVIDENDS CUMULATIVE?    ( )  Yes    ( )  No
    ARE SECURITIES CALLABLE?   ( ) Yes  ( )   No  Explain:

NOTE: ATTACH TO THIS PROSPECTUS COPIES OR A SUMMARY OF THE CHARTER, BYLAW OR CONTRACTUAL PROVISION OR DOCUMENT THAT GIVES RISE TO THE RIGHTS OF HOLDERS OF PREFERRED OR PREFERENCE STOCK, NOTES OR OTHER SECURITIES BEING OFFERED.

19. IF SECURITIES ARE CAPITAL STOCK OF ANY TYPE, INDICATE RESTRICTIONS ON DIVIDENDS UNDER LOAN OR OTHER FINANCING ARRANGEMENTS OR OTHERWISE:

    Under the terms of the term loan described above, the Company has no specific restrictions on dividends except as implied by covenants on debt to worth ratio and net worth. The net worth covenant requires a tangible net worth of $150,000 as of June 30, 1996 and $200,000 thereafter. The Company had a tangible net worth of $378,480 on March 31,1997. It is management's intention to repay this debt out of proceeds from this offering.

20. CURRENT AMOUNT OF ASSETS AVAILABLE FOR PAYMENT OF DIVIDENDS (IF DEFICIT MUST BE FIRST MADE UP, SHOW DEFICIT IN PARENTHESIS): $100,497 as of 3/31/97

                                 PLAN OF DISTRIBUTION

21. THE SELLING AGENTS (THAT IS, THE PERSONS SELLING THE SECURITIES AS AGENT FOR THE COMPANY FOR A COMMISSION OR OTHER COMPENSATION) IN THIS OFFERING
    ARE:  NONE.  (SEE RESPONSE PROVIDED TO QUESTION 24.)


22. DESCRIBE ANY COMPENSATION TO SELLING AGENTS, OR FINDERS, INCLUDING CASH, SECURITIES, CONTRACTS OR OTHER CONSIDERATION IN ADDITION TO THE CASH COMMISSION SET FORTH AS A PERCENT OF THE OFFERING PRICE ON THE COVER PAGE OF THIS PROSPECTUS. ALSO INDICATE WHETHER THE COMPANY WILL INDEMNIFY THE SELLING AGENTS OR FINDERS AGAINST LIABILITIES UNDER THE SECURITIES LAWS. ("FINDERS" ARE PERSONS WHO FOR COMPENSATION ACT AS INTERMEDIARIES IN OBTAINING SELLING AGENTS OR OTHERWISE MAKING INTRODUCTIONS IN FURTHERANCE OF THIS OFFERING.)

    There are no selling agents or finders involved with this offering. All sales are being conducted by Officers and Directors of the Company as described in response to question 24 below. Those Officers and Directors involved as Agents on behalf of the Company in consummating sales of the securities described herein will not receive any form of additional consideration for their efforts in respect to this offering.

23. DESCRIBE ANY MATERIAL RELATIONSHIPS BETWEEN ANY OF THE SELLING AGENTS OR FINDERS AND THE COMPANY OR ITS MANAGEMENT.

    There are no selling agents or finders involved in this offering.

NOTE: AFTER REVIEWING THE AMOUNT OF COMPENSATION TO THE SELLING AGENTS OR FINDERS FOR SELLING THE SECURITIES, AND THE NATURE OF ANY RELATIONSHIP BETWEEN THE SELLING AGENTS OR FINDERS AND THE COMPANY, A POTENTIAL INVESTOR SHOULD ASSESS THE EXTENT TO WHICH IT MAY BE INAPPROPRIATE TO RELY UPON ANY RECOMMENDATION BY THE SELLING AGENTS OR FINDERS TO BUY THE SECURITIES.

24. IF THIS OFFERING IS NOT BEING MADE THROUGH SELLING AGENTS, THE NAMES OF PERSONS AT THE COMPANY THROUGH WHICH THIS OFFERING IS BEING MADE:

NAME:    Gary G. Herzberg              NAME:     Glen R. Snow
ADDRESS: 509 Barret Avenue             ADDRESS:  509 Barret Avenue
         Louisville, Kentucky                    Louisville, Kentucky
Telephone No.(502) 582-2655            Telephone No. (502) 582-2655

NAME:    Andrew  Pfeifer               NAME:     Henry H. Porter, Jr.
ADDRESS: 509 Barret Avenue             ADDRESS:  509 Barret Avenue
         Louisville, Kentucky                    Louisville, Kentucky
Telephone No.(502) 582-2655            Telephone No.(502) 582-2655

25. IF THIS OFFERING IS LIMITED TO A SPECIAL GROUP, SUCH AS EMPLOYEES OF THE COMPANY, OR IS LIMITED TO A CERTAIN NUMBER OF INDIVIDUALS (AS REQUIRED TO QUALIFY UNDER SUBCHAPTER S OF THE INTERNAL REVENUE CODE) OR IS SUBJECT TO ANY OTHER LIMITATIONS, DESCRIBE THE LIMITATIONS AND ANY RESTRICTIONS ON RESALE THAT APPLY:

    This offering is not limited to any special group of individuals and there are no restrictions on the resale of shares issued through this offering. (See response provided to question 27 with respect to the voluntary restriction placed on certain pre-offering shareholders.)

    WILL THE CERTIFICATES BEAR A LEGEND NOTIFYING HOLDERS OF SUCH RESTRICTIONS?
    ( )  Yes     (X)  No

26. (a) NAME, ADDRESS AND TELEPHONE NUMBER OF INDEPENDENT BANK OR SAVINGS AND LOAN ASSOCIATION OR OTHER SIMILAR DEPOSITORY INSTITUTION ACTING AS ESCROW AGENT IF PROCEEDS ARE ESCROWED UNTIL MINIMUM PROCEEDS ARE
         RAISED:

              Bank One Kentucky
              416 West Jefferson Street - 4th Floor
              Louisville, Kentucky 40202
              (502) 566-2117
              Attn: Bette J. Purucker


    (b) DATE AT WHICH FUNDS WILL BE RETURNED BY ESCROW AGENT IF MINIMUM PROCEEDS ARE NOT RAISED:

         180 days after the registration of this prospectus is effective.

         WILL INTEREST ON PROCEEDS DURING ESCROW PERIOD BE PAID TO INVESTORS?
         ( )  Yes     (X)  No

27. EXPLAIN THE NATURE OF ANY RESALE RESTRICTIONS ON PRESENTLY OUTSTANDING SHARES, AND WHEN THOSE RESTRICTIONS WILL TERMINATE, IF THIS CAN BE DETERMINED:

    None on common shares. The 4,125 preferred shares outstanding may be transferred only upon receipt of an opinion of counsel that such transfer will not violate any securities laws; such shares are convertible into 8,250 shares of common stock after July 1, 1999.

NOTE: EQUITY INVESTORS SHOULD BE AWARE THAT UNLESS THE COMPANY IS ABLE TO COMPLETE A FURTHER PUBLIC OFFERING OR THE COMPANY IS ABLE TO BE SOLD FOR CASH OR MERGED WITH A PUBLIC COMPANY THAT THEIR INVESTMENT IN THE COMPANY MAY BE ILLIQUID INDEFINITELY.

                       DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. IF THE COMPANY HAS WITHIN THE LAST FIVE-YEARS PAID DIVIDENDS, MADE DISTRIBUTIONS UPON ITS STOCK OR REDEEMED ANY SECURITIES, EXPLAIN HOW MUCH AND
WHEN:

    The Company has not paid any dividends.

    In June, 1997, the Company made a Tender Offer for its common shares. ____________ [number of shares to be determined after Tender Offer completed] were tendered, and, therefore, if this offering is successful, the Company will be obligated to redeem these shares at $27.00 per share, or a total consideration of $________ [to be inserted after expiration of Tender Offer].

    By written agreement dated January 31, 1995, the 4,900 shares owned by Mr. Rick Peters were redeemed. Mr. Peters also agreed to a noncompetition covenant, received a consulting fee through December, 1995, and a patent royalty on sales of the Active Ankle. The royalty will cease when the patent expires in 2001.

                      OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. CHIEF EXECUTIVE OFFICER:      TITLE: President and CEO
    NAME: Gary G. Herzberg        AGE: 57
    Office Street Address:        TELEPHONE NO.:
    509 Barret Avenue             (502 ) 582-2655
    Louisville, Kentucky 40204

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):

GARY G. HERZBERG

Owner of 200 common shares of Active Ankle, 1,250 preferred shares and options to purchase 7,100 shares of common stock.

MR. HERZBERG, age 57, was elected President and Chief Executive Officer of the Company in April, 1994. He has served on the Board since February, 1994. Before joining the Company, he was President and Chief Executive Officer of National Records Management Corporation of Louisville, KY, where he currently serves as Chairman of the Board and CEO. Prior to joining National Records, Mr. Herzberg was a consultant affiliated with International Finance and Management Group, Inc., Minneapolis, MN, specializing in planning, financial and project management. From 1977-1982 he was Vice President and Treasurer of BATUS, Inc. Prior experience includes executive positions with General Mills, Inc., International Multifoods, Inc., Piper, Jaffray and Hopwood, an executive on loan to the Minnesota and Kentucky State Governments and a shipboard officer in the U.S. Navy. Mr. Herzberg is a graduate of the U.S. Naval Academy and holds a Masters Degree in Industrial Administration from Carnegie Mellon University.

    ALSO A DIRECTOR OF THE COMPANY (X)  YES     (    )  NO

    INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL
    TIME:  90%

30. CHIEF MARKETING OFFICER:      TITLE: Senior Vice President
    NAME: Glen R. Snow            AGE: 47
    Office Street Address:        TELEPHONE NO.:
    509 Barret Avenue             (502) 582-2655
    Louisville, Kentucky 40204

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):

GLEN R. SNOW

Owner of 1,000 common shares of Active Ankle, 150 preferred shares and options to purchase 4,000 shares of common stock.

MR. SNOW, age 47, is Senior Vice President of Marketing. He served as Vice President, Sales and Marketing of the Company since 1990 and as a director since April, 1995. He is a certified athletic trainer and has served as an athletic trainer for Ball State University, The University of Washington, the Seattle Seahawks Professional Football Team, and Floyd Central High School. He has consulted with a variety of schools and teams on athletic training services and facilities. Mr. Snow is active in the National Athletic Trainers Association and the NATA Education and Research Committee. He has held district offices, committee appointments as well as being named National High School Trainer of the Year three times. He was recently inducted into the State of Indiana Trainers Association Hall of Fame. Prior business experience includes positions as Director of Corporate Development for Baxter Physical Therapy, a division of Baxter International, and Development Director at Ball State University. Mr. Snow holds Bachelor of Science and Master of Arts degrees from Ball State University.

    ALSO A DIRECTOR OF THE COMPANY (X)  YES     ( )  NO

    INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL
    TIME:  100%

31. CHIEF FINANCIAL OFFICER:      TITLE: Chief Financial Officer
    NAME: Ronald W. Schultz       AGE: 64
    Office Street Address:        TELEPHONE NO.:
    509 Barret Avenue             (502) 582-2655
    Louisville, Kentucky 40204

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):


RONALD W. SCHULTZ

Owner of 6,640 common shares of Active Ankle, and options to purchase 500 shares of common stock.

MR. SCHULTZ, age 64, is Chief Financial Officer, Treasurer and a founder of the Company. He served as the Company's Chief Executive Officer and Treasurer from 1989 to 1993, Chief Financial Officer since June, 1995, and as a director since 1989. He was Chief Executive Officer for Innovative Computer Management Systems, Inc., a computer software firm, from 1987 to 1988. From 1985 to 1987, Mr. Schultz was President of Equine Dynamics Ltd., a start-up company in the horse products industry that included four retail stores and three manufacturing facilities. From 1985 to 1988, Mr. Schultz was also a part owner and Director of JML Computers, Inc., a retail computer business. From 1956 to 1984, Mr. Schultz held various executive positions in Finance, Marketing and Human Resources Management with the General Electric Company. Mr. Schultz received his MBA from Northwestern University in 1962, and his Bachelor of Business Administration in 1954, from the University of Minnesota.


    ALSO A DIRECTOR OF THE COMPANY (X)  YES     (    )  NO

    Indicate amount of time to be spent on Company matters if less than full time: 100%


32. OTHER KEY PERSONNEL:
    (A) NAME: Andrew Pfeifer      AGE: 40
       TITLE: Director
    OFFICE STREET ADDRESS:        TELEPHONE NO.:
    531 Fairfield Dr.             (502) 895-3336
    Louisville, Kentucky 40206

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):


ANDREW PFEIFER

Owner of 3,906 common shares of Active Ankle, 1,250 preferred shares and warrants to purchase 1,023 shares of common stock.

MR. PFEIFER, age 40, became a Director of the Company in 1992. He retired as a Global Partner of AMVESCAP Plc. (NYSE:AVC), a global investment management company, in 1997. Mr. Pfeifer's responsibilities included CFO, Treasurer, account management, portfolio management and credit analysis for PRIMCO Capital Management, Inc., an AMVESCAP member company. In 1985, Mr. Pfeifer co-founded PRIMCO Capital Management, Inc., an investment management company which was purchased by AMVESCAP Plc. in 1990. From 1974 to 1985, Mr. Pfeifer held positions with SCA Services, Inc., Coopers & Lybrand and William M. Mercer, Inc. He is a Chartered Financial Analyst (CFA), Certified Public Accountant (CPA), and a Certified Employee Benefit Specialist (CEBS). Mr. Pfeifer received his Bachelor of Science Degree from Indiana University Southeast in 1978.

    ALSO A DIRECTOR OF THE COMPANY (X)  YES     ( )  NO

    INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL
    TIME:  10%

    OTHER KEY PERSONNEL:
    (B) NAME:  Henry H. Porter, Jr.    AGE:  61
        TITLE: Chairman of the Board
    Office Street Address:             TELEPHONE NO.:
    5806 River Knolls Dr.              (502) 426-4161
    Louisville, Kentucky 40222

    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):

HENRY H. PORTER, JR.

Owner of 19,760 common shares of Active Ankle, 1,250 preferred shares and warrants to purchase 2,000 shares of common stock.

MR. PORTER, age 62, is Chairman of the Board. A founder of the Company, has served as a Director and Chairman since the Company's incorporation in 1989. He served as the Company's President from October, 1993 to April of 1994. Since 1980, Mr. Porter has been a professional director, private investor and self employed consultant. From 1977 to 1980, he was Senior Vice President , Chief Financial Officer, Director and Executive Committee member of Brown and Williamson Industries, Inc. and its successor, BATUS, Inc. From 1962 to 1976, Mr. Porter was with General Mills, Inc. and from 1969 to 1976 was its Vice President Finance and Treasurer. Currently, Mr. Porter is a director of SEI Corporation and several small private companies. Mr. Porter received a Master's Degree in Business Administration from Harvard Graduate School of Business Administration and a Bachelor of Arts degree from Yale University.

    ALSO A DIRECTOR OF THE COMPANY (X)  YES     ( )  NO

    INDICATE AMOUNT OF TIME TO BE SPENT ON COMPANY MATTERS IF LESS THAN FULL
TIME:  10%

                               DIRECTORS OF THE COMPANY

33.  NUMBER OF DIRECTORS:  8.

    IF DIRECTORS ARE NOT ELECTED ANNUALLY, OR ARE ELECTED UNDER A VOTING TRUST OR OTHER ARRANGEMENT, EXPLAIN: Not Applicable.

34. INFORMATION CONCERNING OUTSIDE OR OTHER DIRECTORS (I.E., THOSE NOT DESCRIBED ABOVE):


    Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):

    EDUCATION (DEGREES, SCHOOLS, AND DATES):

    NAME:  John C. Nichols II          AGE:  65
    TITLE: Director
    OFFICE STREET ADDRESS:             TELEPHONE NO.:
    1510 North Wind Rd.                (502) 896-4712
    Louisville, Kentucky 40207

JOHN C. NICHOLS II

Owner of 5,900 common shares of Active Ankle.

Mr. Nichols, a founder of the Company, has served as a director since 1989. Since 1984, he has been President of Northdel, Inc., a financial consulting and equipment leasing firm. From 1974 to

1984, Mr. Nichols was Senior Vice President and Chief Financial Officer of Conna Corporation. From 1956 to 1974, Mr. Nichols was Vice President of the Commercial Division of Citizens Fidelity Bank and Trust Company, Louisville, Kentucky. Mr. Nichols received a Bachelor of Science Degree in Commerce from the University of Kentucky and graduate degrees from Rutgers Graduate School of Banking, the Columbia School of Banking and the Indiana Management School.

It is expected that Mr. Nichols will tender all of his shares pursuant to the Tender Offer.

    NAME:  Douglas D. Stegner          AGE:  68
    TITLE: Director
    OFFICE STREET ADDRESS:             TELEPHONE NO.:
    1644 Cherokee Rd.                  (502) 458-8017
    Louisville, Kentucky 40205

DOUGLAS D. STEGNER

Owner of 11,609 common shares of Active Ankle, and warrants to purchase 954 shares of common stock.

Mr. Stegner has served as a director of the Company since 1989. He is President of Stegner Group, Inc., a real estate development firm, and Chairman of Stegner Investment Associates, an investment advisory firm. He also serves on several boards of charitable organizations in the Louisville area. Prior to a long career of leadership in the employee benefit services profession, Mr. Stegner attended graduate school at Butler University and received a Bachelor of Business from the University of Wisconsin.

It is anticipated that Mr. Stegner will tender all of his shares pursuant to the Tender Offer.

NAME: James T. Crain, Jr.         AGE:  58
    TITLE: Director
    OFFICE STREET ADDRESS:        TELEPHONE NO.:
    620 West Main St., #320       (502) 581-1148
    Louisville, Kentucky 40202

JAMES T. CRAIN, JR.

Owner of no common shares of Active Ankle.

Mr. Crain has served as a director of the Company since 1992. He is Executive Director of the Cralle Foundation and Day Enterprises. Joan Cralle Day, the Principal of Day Enterprises, owns 6,982 common shares and warrants to purchase 826 common shares of the Company. Mr. Crain, for eight years, was Executive Vice President and Group Head of the Trust and Investment Division of Liberty National Bank. Prior to joining Liberty National Bank, Mr. Crain had, for 18 years, been associated with the Trust Departments of United

Kentucky Bank and Louisville Trust Company. Mr. Crain is a member of the Board of Trustees of Lindsey-Wilson College and is Chairman of the Associates Board of Georgetown College. Mr. Crain serves on the Board of Directors of Carman Industries, NUMA Technologies, and several other small companies. Mr. Crain received his B.A. degree from the University of Kentucky in 1960 and his J.D. degree in 1963 from the University of Louisville.

35(a). HAVE ANY OF THE OFFICERS OR DIRECTORS EVER WORKED FOR OR MANAGED A COMPANY (INCLUDING A SEPARATE SUBSIDIARY OR DIVISION OF A LARGER ENTERPRISE) IN THE SAME BUSINESS AS THE COMPANY?

    ( )  YES     (X)  NO

Explain:

    (b) IF ANY OF THE OFFICERS, DIRECTORS OR OTHER KEY PERSONNEL HAVE EVER WORKED FOR OR MANAGED A COMPANY IN THE SAME BUSINESS OR INDUSTRY AS THE COMPANY OR IN A RELATED BUSINESS OR INDUSTRY, DESCRIBE WHAT PRECAUTIONS, IF ANY, (INCLUDING THE OBTAINING OF RELEASES OR CONSENTS FROM PRIOR EMPLOYERS) HAVE BEEN TAKEN TO PRECLUDE CLAIMS BY PRIOR EMPLOYERS FOR CONVERSION OR THEFT OF TRADE SECRETS, KNOW-HOW OR OTHER PROPRIETARY INFORMATION.

              Not Applicable.

    (c) IF THE COMPANY HAS NEVER CONDUCTED OPERATIONS OR IS OTHERWISE IN THE DEVELOPMENT STAGE, INDICATE WHETHER ANY OF THE OFFICERS OR DIRECTORS HAS EVER MANAGED ANY OTHER COMPANY IN THE START-UP OR DEVELOPMENT STAGE AND DESCRIBE THE CIRCUMSTANCES, INCLUDING RELEVANT DATES.

              Not Applicable.

    (d) IF ANY OF THE COMPANY'S KEY PERSONNEL ARE NOT EMPLOYEES BUT ARE CONSULTANTS OR OTHER INDEPENDENT CONTRACTORS, STATE THE DETAILS OF THEIR ENGAGEMENT BY THE COMPANY.

              Not Applicable.

    (e) IF THE COMPANY HAS KEY MAN LIFE INSURANCE POLICIES ON ANY OF ITS OFFICERS, DIRECTORS OR KEY PERSONNEL, EXPLAIN, INCLUDING THE NAMES OF THE PERSONS INSURED, THE AMOUNT OF INSURANCE, WHETHER THE INSURANCE PROCEEDS ARE PAYABLE TO THE COMPANY AND WHETHER THERE ARE ARRANGEMENTS THAT REQUIRE THE PROCEEDS TO BE USED TO REDEEM SECURITIES OR PAY BENEFITS TO THE ESTATE OF THE INSURED PERSON OR A SURVIVING SPOUSE.

              Not Applicable.

36. IF A PETITION UNDER THE BANKRUPTCY ACT OR ANY STATE INSOLVENCY LAW WAS FILED BY OR AGAINST THE COMPANY OR ITS OFFICERS, DIRECTORS OR OTHER KEY PERSONNEL, OR A RECEIVER, FISCAL

AGENT OR SIMILAR OFFICER WAS APPOINTED BY A COURT FOR THE BUSINESS OR PROPERTY OF ANY SUCH PERSONS, OR ANY PARTNERSHIP IN WHICH ANY OF SUCH PERSONS WAS A GENERAL PARTNER AT OR WITHIN THE PAST FIVE YEARS, OR ANY CORPORATION OR BUSINESS ASSOCIATION OF WHICH ANY SUCH PERSON WAS AN EXECUTIVE OFFICER AT OR WITHIN THE PAST FIVE YEARS, SET FORTH BELOW THE NAME OF SUCH PERSONS, AND THE NATURE AND DATE OF SUCH ACTION.

None.

NOTE: AFTER REVIEWING THE INFORMATION CONCERNING THE BACKGROUND OF THE COMPANY'S OFFICERS, DIRECTORS AND OTHER KEY PERSONNEL, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THESE PERSONS HAVE ADEQUATE BACKGROUND AND EXPERIENCE TO DEVELOP AND OPERATE THIS COMPANY AND TO MAKE IT SUCCESSFUL. IN THIS REGARD, THE EXPERIENCE AND ABILITY OF MANAGEMENT ARE OFTEN CONSIDERED THE MOST SIGNIFICANT FACTORS IN THE SUCCESS OF A BUSINESS.

                                PRINCIPAL STOCKHOLDERS

37. PRINCIPAL OWNERS OF THE COMPANY (THOSE WHO BENEFICIALLY OWN DIRECTLY OR INDIRECTLY 10% OR MORE OF THE COMMON AND PREFERRED STOCK PRESENTLY OUTSTANDING) STARTING WITH THE LARGEST COMMON STOCKHOLDER. INCLUDE SEPARATELY ALL COMMON STOCK ISSUABLE UPON CONVERSION OF CONVERTIBLE SECURITIES (IDENTIFYING THEM BY ASTERISK) AND SHOW AVERAGE PRICE PER SHARE AS IF CONVERSION HAS OCCURRED. INDICATE BY FOOTNOTE IF THE PRICE PAID WAS FOR A CONSIDERATION OTHER THAN CASH AND THE NATURE OF ANY SUCH CONSIDERATION.



                             Average                                                     No. of Shares       % if All
                             Price               No. of              % of           Held After Offering      Securities
Name                         Per Share           Shares Held         Total          if All Securities Sold     Sold
----                         ---------           -----------         -----          ----------------------     ----

Douglas D. Stegner          $16.28              12,563               13.1%               1,500                 0.8%

Henry H. Porter,  Jr.
(Preferred)*                $20.00               2,500               2.6%                2,500                 1.4%

Henry H. Porter, Jr.
(Common)                    $15.24              21,760              22.6%               21,760                12.3%

Henry H. Porter, Jr.
(Total)                     $15.75              24,260              25.2%               24,260                13.7%

Gary G. Herzberg            $20.00               2,500               2.6%                2,500                 1.4%
(Preferred)*

Gary G. Herzberg            $25.00               7,300               7.6%                7,300                 4.1%
(Common)

Gary G. Herzberg
(Total)                     $23.72               9,800              10.2%                9,800                 5.5%



NOTE: Shares shown above include shares of common stock outstanding as of June 10, 1997, shares of common stock reserved for conversion of preferred stock and shares of common stock reserved for exercise of currently outstanding options and warrants. The number of shares assumes 19,729 shares are tendered pursuant to the Tender Offer.

38. NUMBER OF SHARES BENEFICIALLY OWNED BY OFFICERS AND DIRECTORS AS A GROUP:

    BEFORE OFFERING: 82,150 common shares (85.4% OF TOTAL OUTSTANDING)

    AFTER OFFERING:

    a) ASSUMING MINIMUM SECURITIES SOLD:

       67,341 common shares (55.4% of total outstanding)

    b) ASSUMING MAXIMUM SECURITIES SOLD:

       67,341 common shares (38.2% of total outstanding)

    These figures assume that 14,809 shares will be tendered by directors or officers pursuant to the Tender Offer. These figures include options and warrants.

                              MANAGEMENT RELATIONSHIPS,
                            TRANSACTIONS AND REMUNERATION

39. (a) IF ANY OF THE OFFICERS, KEY PERSONNEL OR PRINCIPAL STOCKHOLDERS ARE RELATED BY BLOOD OR MARRIAGE, PLEASE DESCRIBE.

    The Company was sub-leasing office space from a business partially owned by a stockholder of the Company until November 30, 1995. Rent expense for the years ended June 30, 1996 and 1995 amounted to $4,600 and $11,565, respectively.

    The Company owed certain stockholders during fiscal 1995 under notes payable. Interest expense on these loans amounted to approximately $3,000 in 1995. The loans were repaid during fiscal 1995. In addition, the Company incurred $4,105 and $7,384 in loan guarantee fees to certain stockholders during 1996 and 1995 respectively. Those loan guarantee fees continue until the long-term debt is paid in full.

         (b) IF THE COMPANY HAS MADE LOANS TO OR IS DOING BUSINESS WITH ANY OF ITS OFFICERS, DIRECTORS, KEY PERSONNEL OR 10% STOCKHOLDERS, OR ANY OF THEIR RELATIVES (OR ANY ENTITY CONTROLLED DIRECTLY OR INDIRECTLY BY ANY SUCH PERSONS) WITHIN THE LAST TWO YEARS, OR PROPOSES TO DO SO WITHIN THE FUTURE, EXPLAIN. (THIS INCLUDES SALES OR LEASE OF GOODS, PROPERTY OR SERVICES TO OR FROM THE COMPANY, EMPLOYMENT OR STOCK PURCHASE CONTRACTS, ETC.) STATE THE PRINCIPAL TERMS OF ANY SIGNIFICANT LOANS, AGREEMENTS, LEASES, FINANCING OR OTHER ARRANGEMENTS.

    None.

         (c) IF ANY OF THE COMPANY'S OFFICERS, DIRECTORS, KEY PERSONNEL OR 10% STOCKHOLDERS HAS GUARANTEED OR CO-SIGNED ANY OF THE COMPANY'S BANK DEBT OR OTHER OBLIGATIONS, INCLUDING ANY INDEBTEDNESS TO BE RETIRED FROM THE PROCEEDS OF THIS OFFERING, EXPLAIN AND STATE THE AMOUNTS INVOLVED.

    Certain shareholders have guaranteed a bank term loan at Bank One. The guarantee fee is 3% annually. The balance due as of March 31, 1997, was $79,495. This loan is expected to be paid from the proceeds of this offering.

40. (a)   LIST ALL REMUNERATION BY THE COMPANY TO OFFICERS, DIRECTORS AND KEY
PERSONNEL FOR THE LAST FISCAL YEAR:



                                      Cash,
                                 Salary & Bonus      Other      Stock Options

    Gary G. Herzberg
    Chief Executive Officer        $72,500          $15,869*        1,000

    Glen R. Snow
    Senior Vice President,         $72,500          $   125         1,000
    Marketing

    Ronald W. Schultz
    Chief Financial Officer       $39,500          $   135           500

    Total:

       Directors as a group
       (number of persons:  3)    $184,500          $16,129         2,500

       This is a deferral of salary pursuant to a written deferred compensation agreement with Mr. Herzberg.

    (b) IF REMUNERATION IS EXPECTED TO CHANGE OR HAS BEEN UNPAID IN PRIOR YEARS, EXPLAIN:

    Beginning in Fiscal Year 1997, non-management directors receive a fee of $250.00 per meeting attended, which may be taken in cash or stock, plus out-of-pocket expenses.

    (c)   IF ANY EMPLOYMENT AGREEMENTS EXIST OR ARE CONTEMPLATED, DESCRIBE:

    No current employment agreements.

41. (a) NUMBER OF SHARES SUBJECT TO ISSUANCE UNDER PRESENTLY OUTSTANDING STOCK PURCHASE AGREEMENTS, STOCK OPTIONS, WARRANTS OR RIGHTS: 19,703 shares are subject to issuance under outstanding options and warrants. INDICATE WHICH HAVE BEEN APPROVED BY SHAREHOLDERS. STATE THE EXPIRATION DATES, EXERCISE PRICES AND OTHER BASIC TERMS FOR THESE SECURITIES:

    19,703 shares are subject to options or warrants. All options or warrants are exercisable at $25/share. 6,000 are 10 year options, and the remainder are five year options. All 5 year options expire in fiscal years 1998 through 2001. Gary G. Herzberg is the only person holding 10 year options; he holds a total of 6,000 ten year options, 4,000 of which were granted to him in 1994 and 2,000 in 1995; 20% of each grant becomes exercisable each year after the grant date and expire ten years after the grant date. The following are the persons who hold these options and warrants:

         Henry H. Porter, Jr.        2,000
         Douglas D. Stegner            954
         Joan Cralle Day               826
         Ronald W. Schultz             500
         Andrew Pfeifer              1,023
         Glen R. Snow                4,000
         Gary G. Herzberg            7,100
         Diane Lilly                 1,000
         Christina Wessling            500
         Greg Deuser                   200
         Scott Morton                1,000
         Jim Whitesel                  300
         Ron O'Neil                    300
                                    ------
                                    19,703

     (b) NUMBER OF COMMON SHARES SUBJECT TO ISSUANCE UNDER EXISTING STOCK PURCHASE OR OPTION PLANS BUT NOT YET COVERED BY OUTSTANDING PURCHASE, AGREEMENTS, OPTIONS OR WARRANTS:

    6,400 shares.

     (c) DESCRIBE THE EXTENT TO WHICH FUTURE STOCK PURCHASE AGREEMENTS, STOCK OPTIONS, WARRANTS OR RIGHTS MUST BE APPROVED BY SHAREHOLDERS.

    There are no provisions in the Company's Articles of Incorporation or Bylaws, or in any plan or contract, which require shareholder approval of such future transactions. The Company is subject to general corporate legal requirements governing the necessity to obtain shareholder approval of such transactions.

42. IF THE BUSINESS IS HIGHLY DEPENDENT ON THE SERVICES OF CERTAIN KEY PERSONNEL, DESCRIBE ANY ARRANGEMENT TO ASSURE THAT THESE PERSONS WILL REMAIN WITH THE COMPANY AND NOT COMPETE UPON ANY TERMINATION: None.

NOTE: AFTER REVIEWING THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE COMPENSATION TO MANAGEMENT AND OTHER KEY PERSONNEL DIRECTLY OR INDIRECTLY, IS REASONABLE IN VIEW OF THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

                                      LITIGATION

43. DESCRIBE ANY PAST, PENDING OR THREATENED LITIGATION OR ADMINISTRATIVE ACTION WHICH HAS HAD OR MAY HAVE A MATERIAL EFFECT UPON THE COMPANY'S BUSINESS, FINANCIAL CONDITION OR OPERATIONS, INCLUDING ANY LITIGATION OR ACTION INVOLVING THE COMPANY'S OFFICERS, DIRECTORS OR OTHER KEY PERSONNEL. STATE THE NAMES OF THE PRINCIPAL PARTIES, THE NATURE AND CURRENT STATUS OF THE MATTERS, AND AMOUNTS INVOLVED. GIVE AN EVALUATION BY MANAGEMENT OR COUNSEL, TO THE EXTENT FEASIBLE, OF THE MERITS OF THE PROCEEDINGS OR LITIGATION AND THE POTENTIAL IMPACT ON THE COMPANY'S BUSINESS, FINANCIAL CONDITION, OR OPERATIONS.

    Except as stated below, there is no litigation, past, pending or threatened or administrative action which has had or may have a material effect upon the Company's business, financial condition or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. The Company has received correspondence which implies that the Company may have infringed on a patent held by a competitor. The cost of defending any claim, if asserted, could have a material adverse impact on the Company's financial statements. In view of the facts that the competitor has known about the Company and its products since 1984, and the competitor has been wholly non-responsive to the Company's positions of non-infringement since December of 1992, management is of the view that the probability that the competitor will actually assert a claim against the Company is low. Based on these facts, and further based on the advice of outside legal counsel that the Company's products do not infringe on the competitor's patent, it is management's opinion that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial statements.


                                 FEDERAL TAX ASPECTS

44. IF THE COMPANY IS AN S CORPORATION UNDER THE INTERNAL REVENUE CODE OF 1986, AND IT IS ANTICIPATED THAT ANY SIGNIFICANT TAX BENEFITS WILL BE AVAILABLE TO INVESTORS IN THIS OFFERING, INDICATE THE NATURE AND AMOUNT OF SUCH ANTICIPATED TAX BENEFITS AND THE MATERIAL RISKS OF THEIR DISALLOWANCE. ALSO, STATE THE NAME, ADDRESS AND TELEPHONE NUMBER OF ANY TAX ADVISOR THAT HAS PASSED UPON THESE TAX BENEFITS. ATTACH ANY OPINION OR ANY DESCRIPTION OF THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES BY THE TAX ADVISOR.

    The Company is unaware of any tax advantages which would become available as a result of an investment in the securities described herein.

    NAME OF TAX ADVISOR:  Not applicable
    Address
            ------------------------------

    --------------------------------------
    Telephone No.  (    )
                   -----------------------

NOTE: POTENTIAL INVESTORS ARE ENCOURAGED TO HAVE THEIR OWN PERSONAL TAX CONSULTANT CONTACT THE TAX ADVISOR TO REVIEW DETAILS OF THE TAX BENEFITS AND THE EXTENT THAT THE BENEFITS WOULD BE AVAILABLE AND ADVANTAGEOUS TO THE PARTICULAR INVESTOR.

                                MISCELLANEOUS FACTORS

45. DESCRIBE ANY OTHER MATERIAL FACTORS, EITHER ADVERSE OR FAVORABLE, THAT WILL OR COULD AFFECT THE COMPANY OR ITS BUSINESS (FOR EXAMPLE, DISCUSS ANY DEFAULTS UNDER MAJOR

    CONTACTS, ANY BREACH OF BYLAW PROVISIONS, ETC.) OR WHICH ARE NECESSARY TO MAKE ANY OTHER INFORMATION IN THIS DISCLOSURE DOCUMENT NOT MISLEADING OR INCOMPLETE.

    The Company is unaware of any information, either adverse or favorable including any defaults under major contracts, breach of bylaws or any other items which would need to be provided to make the information contained within this Disclosure Document not misleading or incomplete.

                                 FINANCIAL STATEMENTS

46. PROVIDE THE FINANCIAL STATEMENTS REQUIRED BY PART F/S OF THIS PROSPECTUS SECTION FOR FORM 1-A.

         See attached Exhibit C, Historical Financial Statements.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                               CERTAIN RELEVANT FACTORS

47. IF THE COMPANY'S FINANCIAL STATEMENTS SHOW LOSSES FROM OPERATIONS, EXPLAIN THE CAUSES UNDERLYING THESE LOSSES AND WHAT STEPS THE COMPANY HAS TAKEN OR IS TAKING TO ADDRESS THESE CAUSES.

    The Company lost money during the start up but has made a profit during each of the past two fiscal years and projects profits for fiscal year 1997. Losses from 1990 through 1994 resulted as sales grew from zero to 78,000 braces in 1994. The Company invested heavily in marketing and staff during this period to build the business. There were significant product refinements made during this early period with the help of the Company athletic trainer network, and feedback from teams wearing the product.

48. DESCRIBE ANY TRENDS IN THE COMPANY'S HISTORICAL OPERATING RESULTS. INDICATE ANY CHANGES NOW OCCURRING IN THE UNDERLYING ECONOMICS OF THE INDUSTRY OF THE COMPANY'S BUSINESS WHICH, IN THE OPINION OF MANAGEMENT, WILL HAVE A SIGNIFICANT IMPACT (EITHER FAVORABLE OR ADVERSE) UPON THE COMPANY'S RESULTS OF OPERATIONS WITHIN THE NEXT 12 MONTHS AND GIVE A ROUGH ESTIMATE OF THE PROBABLY EXTENT OF THE IMPACT, IF POSSIBLE.

    This discussion is based upon past operating experience. If the offering is successful, the Company's operations will change significantly (as described elsewhere in this Prospectus).

    The Company anticipates operating losses in its retail and catalog operations over the next several years, and there can be no assurance as to when, if ever, the Company will have positive operating results and cash flow.

    FISCAL YEAR 1996 V. FISCAL YEAR 1995

    The Company increased unit brace sales from 136,109 units in 1995 to 173,134 units in 1996. Cost reductions and design changes reduced average cost per brace from $6.19 in 1995 to $5.79 in 1996 resulting in an improvement in gross margin percent from 54.9% to

    58.3%. Sales revenue increased 29% to $2,404,236 and net income was $140,048, up 54% over 1995.

    Marketing and promotional costs increased as planned to 23.1% of sales in 1996 compared to 18.6% in 1995. These marketing investments supported the Company's market share growth and contributed to building name and brand awareness.

    General and administrative expenses increased 24.6%, reflecting the addition of three certified athletic trainers to the staff. This personnel increase enables the Company to dedicate specific resources to the medical, team, retail and international markets. The addition of these talented people is critical to provide the human resources for future growth.

    The Company generated positive cash flow from operations enabling debt reduction and a working capital increase. Close management of inventory and receivables provided funds to grow and not use a working capital line from December 1995 through June 1996. Continuing profitability and an expanded $300,000 working capital line are providing the Company the flexibility to continue aggressively marketing the Active Ankle brace and to fund research and development of new products.


    9 MONTHS FISCAL YEAR 1997 V. 9 MONTHS FISCAL YEAR 1996

    Unit Active Ankle brace sales for nine months ending March 31, 1997 of 139,489 are up 11.5% over the 125,143 for last year's nine month period. Average product cost of $5.61 in nine months is $.34 per brace below last years $5.95 and average price is $.12 per brace higher than last year resulting in an increase in gross margin from 57.1% to 59.9%. Sales revenue increased 12.5% to $1,952,133 and net income is $100,497, down from last year's first nine months of $132,438. The reduction is due primarily to the impact of an increase in marketing and marketing personnel costs to build market capacity.

    Marketing and promotional costs increased 20% to 22.4% of sales for nine months 1997 compared to 21.0% in the first nine months of 1996. Building name and brand awareness continues to be critical to the Company's growth.

    General and administrative expenses increased 31.0%, continuing to reflect the personnel additions in early 1996 and the $30,000 non-operating legal expense for trademark defense.

    Positive cash flow from operations generated by the Company in first the nine months of fiscal 1997 provided funds for long term debt reduction of $48,550, a reduction of trade payables of $29,405 and an ending cash balance of $84,666. No borrowing is anticipated against the credit line of $300,000 through the end of the fiscal year, June 30, 1997.

49. IF THE COMPANY SELLS A PRODUCT OR PRODUCTS AND HAS HAD SIGNIFICANT SALES DURING ITS LAST FISCAL YEAR, STATE THE EXISTING GROSS MARGIN (NET SALES LESS COST OF SUCH SALES AS PRESENTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES) AS A PERCENTAGE OF SALES FOR THE LAST FISCAL YEAR:
    58.3%. WHAT IS THE ANTICIPATED GROSS MARGIN FOR NEXT YEAR OF OPERATIONS? Approximately 60% for the fiscal year ending June 30, 1997. IF THIS IS EXPECTED TO CHANGE, EXPLAIN. ALSO, IF REASONABLY CURRENT GROSS MARGIN FIGURES ARE AVAILABLE FOR THE INDUSTRY, INDICATE THESE FIGURES AND THE SOURCE OR SOURCES FROM WHICH THEY ARE OBTAINED.

    Industry figures are not readily available.

50. FOREIGN SALES AS A PERCENT OF TOTAL SALES FOR LAST FISCAL YEAR: 8%. DOMESTIC GOVERNMENT SALES AS A PERCENT OF TOTAL DOMESTIC SALES FOR LAST FISCAL YEAR: Not material.

    EXPLAIN THE NATURE OF THESE SALES, INCLUDING ANY ANTICIPATED CHANGES:

                          INDEX TO FINANCIAL STATEMENTS


Audited                                                               Page
-------                                                               ----

     Report of Independent Auditors. . . . . . . . . . . . . . . . .  F-2
     Balance Sheets as of June 30, 1996 and 1995 . . . . . . . . . .  F-3
     Statements of Income for the Years Ended June 30, 1996 and 1995 F-4 Statements of Stockholders' Equity for the Years Ended
          June 30, 1996 and 1995   . . . . . . . . . . . . . . . . .  F-5
     Statements of Cash Flows for the Years Ended
          June 30, 1996 and 1995   . . . . . . . . . . . . . . . . .  F-6
     Notes to Financial Statements . . . . . . . . . . . . . . . . .  F-7

Unaudited
---------

     Condensed Balance Sheet as of March 31, 1997  . . . . . . . . .  F-17
     Condensed Statements of Income for the Nine Months Ended
          March 31, 1997 and 1996  . . . . . . . . . . . . . . . . .  F-18
     Condensed Statement of Stockholders' Equity for the
          Nine Months Ended March 31, 1997 . . . . . . . . . . . . .  F-19
     Condensed Statements of Cash Flows for the Nine Months
          Ended March 31, 1997 and 1996  . . . . . . . . . . . . . .  F-20
     Notes to Condensed Financial Statements . . . . . . . . . . . .  F-21

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Active Ankle Systems, Inc.

We have audited the accompanying balance sheets of Active Ankle Systems, Inc. as of June 30, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Active Ankle Systems, Inc. at June 30, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                        ERNST & YOUNG LLP

Louisville, Kentucky
August 9, 1996, except for
Note 13, as to which the date
is June 6, 1997

                           Active Ankle Systems, Inc.

                                 Balance Sheets


                                                       JUNE 30
                                                  1996         1995
                                                  -----------------


ASSETS
Current assets:
 Cash                                         $  90,263      $  57,005
 Trade accounts receivable                      145,336        113,778
 Inventories, principally raw materials         153,241        244,063
 Prepaid expenses                                61,950         36,058
                                              ------------------------
Total current assets                            450,790        450,904

Machinery and equipment, net                    151,411        133,458

Patents, net of accumulated amortization
 of $10,164 in 1996 and $7,402 in 1995           43,978         42,321

Other assets                                     20,015         21,730
                                              ------------------------
Total assets                                  $ 666,194      $ 648,413
                                              ------------------------
                                              ------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable to banks                       $       -      $  55,000
 Current portion of long-term debt               53,748         27,108
 Trade accounts payable                         220,972        287,403
 Accrued liabilities                             42,194         39,480
                                              ------------------------
Total current liabilities                       316,914        408,991

Long-term debt                                   74,297        104,487

Stockholders' equity:
 Common stock, no par value:
  Authorized shares-2,000,000
   Issued and outstanding shares-68,097       1,045,315      1,045,315
   Accumulated deficit                         (770,332)      (910,380)
                                              ------------------------
Total stockholders' equity                      274,983        134,935
                                              ------------------------
Total liabilities and stockholders' equity    $ 666,194     $  648,413
                                              ------------------------
                                              ------------------------

SEE ACCOMPANYING NOTES.

                           Active Ankle Systems, Inc.

                              Statements of Income


                                                     YEAR ENDED JUNE 30
                                                     1996           1995
                                                ---------------------------


Net sales                                       $  2,404,236   $  1,867,621
Cost of sales                                      1,001,950        842,309
                                                ---------------------------

Gross profit                                       1,402,286      1,025,312
Selling, general and administrative expenses       1,239,410        898,094
                                                ---------------------------
Operating income                                     162,876        127,218

Interest expense                                      21,135         34,084
                                                ---------------------------
Income before income tax expense                     141,741         93,134
Income tax expense                                     1,693          2,200
                                                ---------------------------

Net income                                      $    140,048   $     90,934
                                                ---------------------------
                                                ---------------------------

Earnings per common share                       $       1.90   $       1.21
                                                ---------------------------
                                                ---------------------------

SEE ACCOMPANYING NOTES.

                           Active Ankle Systems, Inc.

                       Statements of Stockholders' Equity

                       Years ended June 30, 1996 and 1995



                                                                    TOTAL
                                                                 STOCKHOLDERS'
                                        COMMON    ACCUMULATED       EQUITY
                                         STOCK      DEFICIT       (DEFICIT)
                                   -------------------------------------------

Balances at July 1, 1994           $  816,540  $  (1,001,314)   $  (184,774)
Issuance of 10,707 shares of
 common stock                         258,175              -        258,175
Repurchase of 4,900 shares of
 common stock                         (29,400)             -        (29,400)
Nen income                                  -         90,934         90,934
                                   ----------------------------------------
BALANCES AT JUNE 30, 1995           1,045,315       (910,380)       134,935

Net income                                  -        140,048        140,048
                                   ----------------------------------------
Balances at June 30, 1996          $1,045,315  $    (770,332)   $   274,983
                                   ----------------------------------------
                                   ----------------------------------------

SEE ACCOMPANYING NOTES.

                           Active Ankle Systems, Inc.

                            Statements of Cash Flows



                                                       YEAR ENDED JUNE 30
                                                      1996          1995
                                                  -------------------------
OPERATING ACTIVITIES
Net income                                        $  140,048      $  90,934
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation                                        37,474         34,243
  Amortization                                         5,508          6,753
  Loss on sale of machinery and equipment              1,607          2,777
  Changes in operating assets and liabilities:
   Trade accounts receivable                         (31,558)        12,042
   Inventories                                        90,822       (143,822)
   Prepaid expenses                                  (25,892)       (20,683)
   Trade accounts payable                            (66,431)       161,251
   Accrued liabilities                                 2,714         (8,356)
                                                  -------------------------
Net cash provided by operating activities            154,292        135,139

INVESTING ACTIVITIES
Payments for machinery and equipment                 (57,034)       (69,058)
Proceeds from sale of machinery and equipment              -            400
Other assets                                          (5,450)       (11,441)
                                                  -------------------------
Net cash used in investing activities                (62,484)       (80,099)

FINANCING ACTIVITIES
Payments on notes payable to banks and
 other notes payable                                 (55,000)      (236,000)
Payments on notes payable to
 stockholders                                              -       (107,000)
Issuance of long-term debt                           106,000        121,000
Payments on long-term debt                          (109,550)       (14,635)
Proceeds from issuance of common stock                     -        258,175
Purchase of outstanding common stock                       -        (29,400)
                                                  -------------------------
Net cash used in financing activities                (58,550)        (7,860)
                                                  -------------------------

Net increase in cash                                  33,258         47,180

Cash at beginning of year                             57,005          9,825
                                                  -------------------------
Cash at end of year                               $   90,263      $  57,005
                                                  -------------------------
                                                  -------------------------

SEE ACCOMPANYING NOTES.

                           Active Ankle Systems, Inc.

                          Notes to Financial Statements

                                  June 30, 1996

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES

NATURE OF OPERATIONS

Active Ankle Systems, Inc. (the Company) produces and sells various types of ankle support orthoses (braces). The Company sells to three market segments (athletes, teams/schools and medical providers) throughout the United States, each comprising approximately one-third of net sales. The braces are assembled by two independent companies located in Louisville and Taylorsville, Kentucky.

A summary of the Company's significant accounting policies follows:

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Sales are recognized when customer orders are completed and shipped. Credit is extended to customers based on an evaluation of their financial condition and collateral is not required.

INVENTORIES

Inventories are stated at the lower of cost, determined using the first-in, first-out cost flow method, or market.

MACHINERY AND EQUIPMENT

Machinery and equipment is stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives which range from 3 to 7 years, using the straight-line method.

                           Active Ankle Systems, Inc.

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES (CONTINUED)

AMORTIZATION OF PATENTS

Patents are being amortized over a seventeen year period using the straight-line method.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense was approximately $195,000 and $116,000 in 1996 and 1995, respectively.

2. MACHINERY AND EQUIPMENT, NET

Machinery and equipment, net consists of the following:


                                                      1996          1995
                                                  -------------------------

Tooling and manufacturing equipment               $  129,315     $  106,353
Office furniture and computer equipment              100,224         57,056
                                                  -------------------------
                                                     229,539        163,409
Less accumulated depreciation                        (78,128)       (52,701)
Construction in progress-tooling                           -         22,750
                                                  -------------------------
                                                  $  151,411     $  133,458
                                                  -------------------------
                                                  -------------------------

3. DEBT

The Company has available $100,000 under a line of credit with a bank which expires in October 1996, all of which is unused at June 30, 1996. Advances bear interest, payable quarterly, equal to the bank's index rate plus one percentage point (9.25% at June 30, 1996). The line has subsequently been renewed (see Note
13). The Company owed another bank $35,000 under a line of credit for that same amount at June 30, 1995 which was repaid during 1996.

                           Active Ankle Systems, Inc.

Long-term debt consists of the following:

                                                     1996           1995
                                                  --------------------------
Installment  note payable to bank at the
 bank's index rate plus 1% (9.25% at June
 30, 1996), monthly principal and interest
 payments of $2,300 due through August 2000
 with a final balloon payment due in September
 2000, secured by substantially all assets
 and guarantees by certain shareholders
 (see below)                                       $  94,043      $       -
Note payable to bank repaid during 1996                    -         71,000
Note payable to an unrelated corporation at
 8.25%, due in August 1997, secured by
 substantially all assets                             34,002         43,026
Installment note payable repaid during 1996                -         17,569
                                                   ------------------------
                                                     128,045        131,595
Less current portion                                  53,748         27,108
                                                   ------------------------
                                                   $  74,297      $ 104,487
                                                   ------------------------
                                                   ------------------------

In the event the stockholder guarantors are called upon to perform under their guarantee, they have the right to purchase sufficient shares of common stock, at fair value at the time the guarantee was granted, to satisfy their obligation.

Aggregate annual maturities of long-term debt are as follows:


          1997                                     $  53,748
          1998                                        21,652
          1999                                        23,741
          2000                                        26,033
          2001                                         2,871
                                                 -----------
                                                  $  128,045
                                                 -----------

The carrying amounts of the Company's borrowings approximate fair value.


4. INCOME TAXES

At June 30, 1996, the Company has net operating loss carryovers of approximately $748,000 for federal income tax reporting purposes which are available to offset any future taxable income and which expire in various amounts in the years 2005 through 2009.

                           Active Ankle Systems, Inc.

4. INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) are as follows:


                                                     1996           1995
                                                  -------------------------

     Deferred tax assets (liabilities):
      Net operating loss carryforwards            $  282,634     $  340,456
      Depreciation and amortization                  (21,536)       (11,898)
      Other                                            6,497          2,009
                                                  -------------------------
     Net deferred tax assets                         267,595        330,567
     Valuation allowance for net deferred tax
      assets                                        (267,595)      (330,567)
                                                  -------------------------
                                                  $        -     $        -
                                                  -------------------------
                                                  -------------------------

Income tax expense relates to local income taxes. The significant components of income tax expense are as follows:

                                                        1996          1995
                                                    -------------------------

   Current federal, state and local tax expense     $   48,927      $  37,744
   Benefit of operating loss carryforward              (47,234)       (35,544)
                                                    -------------------------
                                                    $    1,693      $   2,200
                                                    -------------------------
                                                    -------------------------


A reconciliation of the normal statutory federal income tax on the Company's pretax income with the Company's actual income tax expense follows:

                                                       1996          1995
                                                    -------------------------

   Tax at U.S. statutory rate of 34%                $   48,192      $  31,666
   State income taxes, net of federal benefit            7,087          4,657
   Reduction of valuation allowance for net
    deferred tax assets                                (62,972)       (38,433)
   Other, net                                            9,386          4,310
                                                     -------------------------
                                                    $    1,693      $   2,200
                                                    --------------------------
                                                    --------------------------

                           Active Ankle Systems, Inc.

           Notes to Condensed Financial Statements (unaudited)

5. COMPUTATION OF EARNINGS PER SHARE

Earnings per common share are based on the weighted average number of common and common equivalent shares outstanding during each period. Shares of common stock issuable under the Company's stock option plans, warrants and convertible preferred stock issues are treated as common stock equivalents when dilutive.

A summary of the components of the weighted average shares of common and common equivalent shares outstanding during the years ended June 30, 1996 and 1995 computed in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 83, "Earnings Per Share in an Initial Public Offering," is as follows:


                                                         1996           1995
                                                      ------------------------
  Weighted average number of common shares
   outstanding throughout the period                    68,097         69,254
  Common shares issuable upon assumed
   conversion of convertible preferred stock
   (see Note 13)                                         8,250          8,250
  Common shares issued at $25 per share
   (see Note 13)                                           170            170
  Common shares issuable upon exercise of
   outstanding stock options issued at an
   exercise price of $25 per share (see Note 13)         4,300          4,300
  Less assumed repurchase of common shares at an
   estimated IPO price of $40 per share related to:
     Convertible preferred stock                        (4,125)        (4,125)
     Common shares issued                                 (106)          (106)
     Stock options                                      (2,688)        (2,688)
                                                      ------------------------
                                                        (6,919)        (6,919)
                                                      ------------------------
  Total weighted average shares and equivalents
   outstanding                                          73,898         75,055
                                                      ------------------------
                                                      ------------------------

6. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the years ended June 30, 1996 and 1995 relating to interest expense was $21,135 and $63,806, respectively.

Noncash investing and financing activities included $19,230 of additions to machinery and equipment financed by trade accounts payable at June 30, 1995.

                           Active Ankle Systems, Inc.

7. COMMON STOCK, OPTIONS AND WARRANTS

The Company has three stock option plans that provide for both incentive and non-qualified stock options. At June 30, 1996, a total of 21,000 shares of common stock are reserved for issuance under the stock option plans, as follows:




                                 EXERCISE
                                 PRICE PER         EXPIRATION
                   SHARES          SHARE              DATE
               ---------------------------------------------------
1992 Plan           2,000          $  25           April 1998
                    2,000             25           April 2004
                    2,000    Not granted
1994 Plan           2,000             25            July 2004
                    2,000             25            June 2005
                    1,500             25          December 1999
                      500             25          January 2000
                    4,000    Not granted
1995 Plan             300             25            June 2001
                    4,700    Not granted


Options expiring in 2004 and 2005 are exercisable equally over five years from the date of grant. The options granted under the 1995 Plan are exercisable equally over three years from the date of grant. All other options granted were exercisable at the date of grant. Options for a total of 7,200 shares of common stock are exercisable at June 30, 1996.

During 1995, the Company issued stock warrants in conjunction with common stock sold during the year. A total of 5,103 shares of common stock are reserved for these warrants at an exercise price of $25 per share. The warrants expire on September 1, 1999. In July 1989, the Company issued stock warrants to its stockholders for 1,000 shares of common stock at an exercise price of $6 per share. During the year ended June 30, 1995, a portion of these warrants were exercised for 500 shares of common stock. The remaining warrants expired August 1, 1994.

On January 20, 1995, an employee owning shares of the Company's common stock resigned. Under the terms of his employment agreement, the former employee returned his shares of stock and agreed not to compete for a period of two years. Additionally, the Company will pay the former employee a royalty on net sales of braces covered in whole or in part by applicable patents until the patents expire in 2001. The royalty rate began at 5% and decreased to 3% on cumulative net sales greater than $2,000,000.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. SFAS No. 123 encourages, but does not require, companies to recognize compensation expense related to the grants of stock or

                           Active Ankle Systems, Inc.

7. COMMON STOCK, OPTIONS AND WARRANTS (CONTINUED)

stock options to employees under plans such as the Company's stock option plans. Companies choosing not to adopt SFAS No. 123 will continue to account for such grants using the accounting prescribed by Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB25), but will be required to make certain disclosures about their plans, including pro forma net income and earnings per share under the new method. The Company is first required to follow the rules of SFAS No. 123 in 1997. The Company expects to continue to follow APB25 for expense recognition and to make the disclosures required by SFAS No. 123. Accordingly, the Company expects that SFAS No. 123 will have no effect on the Company's earnings or financial position.

8. SALES TO MAJOR CUSTOMERS

Sales to major customers as a percentage of net sales were as follows:

                                    1996          1995
                                   ---------------------

               Customer A             30%         28%
               Customer B             28          26
               Customer C             25          20

9. RELATED PARTY TRANSACTIONS

The Company was sub-leasing office space from a business partially owned by a stockholder of the Company until November 30, 1995. Rent expense for the years ended June 30, 1996 and 1995 amounted to $4,600 and $11,565, respectively.

The Company owed certain stockholders during fiscal 1995 under notes payable. Interest expense on these loans amounted to approximately $3,000 in 1995. The loans were repaid during fiscal 1995. In addition, the Company incurred $4,105 and $7,384 in loan guarantee fees to certain stockholders during 1996 and 1995, respectively.

10. FOREIGN OPERATIONS

The Company had approximately $182,000 and $240,000 of net sales to distributors in foreign countries during the years ended June 30, 1996 and 1995, respectively. All amounts collected from sales to foreign customers are in U.S. dollars.

                           Active Ankle Systems, Inc.

11. EMPLOYEE BENEFIT PLAN

In January 1996, the Company established a defined (401k) contribution plan covering substantially all employees. In accordance with Plan provisions, employee contributions are matched 25% for the first 4% of the employee's contributions. Company contributions amounted to $390 in 1996.

12. COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements with various individuals and sports teams for their endorsement of the Company's products. The terms of the agreements vary from 1 to 3 years. Future payments under these agreements amount to $48,000 at June 30, 1996.

The Company leases office space from a third party for $2,240 per month. The lease is noncancelable and expires February 2001, with a five-year renewal option period. Future minimum rental payments under this operating lease are as follows:

           1997                         $   26,880
           1998                             26,880
           1999                             26,880
           2000                             26,880
           2001                             17,920
                                        ----------
                                        $  125,440
                                        ----------
                                        ----------

Operating lease rental expense for the year ended June 30, 1996 was approximately $9,000 (exclusive of the lease rental expense disclosed in Note
9).

The Company has received correspondence which implies that the Company may have infringed on a patent held by a competitor. The cost of defending any claim, if asserted, could have a material adverse impact on the Company's financial statements. In view of the facts that the competitor has known about the Company and its products since 1984, and the competitor has been wholly non-responsive to the Company's positions of non-infringement since December of 1992, management is of the view that the probability that the competitor will actually assert a claim against the Company is low. Based on these facts, and further based on the advice of outside legal counsel that the Company's products do not infringe on the competitor's patent, it is management's opinion that the ultimate resolution of this matter will not have a material adverse effect on the Company's financial statements.

                           Active Ankle Systems, Inc.

13. SUBSEQUENT EVENTS

In July 1996, the Company granted options to purchase 4,300 shares of common stock at $25 per share which expire in 2001. During the eleven months ended May 31, 1997, certain Directors elected to receive 170 shares of the Company's common stock (at the rate of $25 per share) in lieu of cash for their director fees.

Effective August 30, 1996, the bank line of credit was renewed in the amount of $300,000. Borrowings are limited to 80% of trade accounts receivable less than 90 days outstanding. Advances bear interest equal to the bank's index rate plus
 .5%. The line expires October 15, 1997 and is cross collateralized with the installment note payable to the bank.

During the eleven months ended May 31, 1997 the Company renewed agreements with certain sports teams for their endorsement of the Company's products. The terms of the agreements are for three to four years and require payments of approximately $120,000 in total.

At a special meeting on May 29, 1997, the Company's stockholders approved:

     a.   a new class of voting preferred shares (100,000 shares authorized);
     b. an increase in the authorized number of common shares from 100,000 to 2,000,000 shares;
     c. cancellation of a Shareholders Agreement dated September 30, 1995 providing for, upon the death of certain stockholders, a put option for the estate of the deceased stockholder with respect to the stockholder's shares of stock;
     d.   an initial public offering (IPO) of common shares; and
     e.   a tender offer to purchase for cash the Company's common shares.

The preferred stock has a $40 par and liquidation value per share; carries a 6% non-cumulative dividend and each share is convertible after July 1, 1999 into two shares of the Company's common stock. In June 1997, 4,125 shares of the preferred stock were sold for $40 per share to existing stockholders and/or directors of the Company.

The planned IPO is for the sale of a maximum of 100,000 and minimum of 45,000 shares of the Company's common stock at an expected offering price of $40 per share. The Company's tender offer for its common stock is for a per share price of $27. The offer is not conditional upon any minimum number of shares being tendered; however, the offer is subject to the sale of a minimum of $1,800,000 of shares to the public in the IPO.

                           Active Ankle Systems, Inc.

                       Condensed Balance Sheet (Unaudited)

                                 March 31, 1997


ASSETS
Current assets:
 Cash                                                       $   84,666
 Trade accounts receivable                                     170,576
 Inventories, principally raw materials                        206,621
 Prepaid expenses                                               21,867
                                                            ----------
Total current assets                                           483,730

Machinery and equipment, net of
 accumulated depreciation of $113,283                          135,569

Patents, net of accumulated amortization of $12,854             48,377

Other assets                                                    16,257
                                                            ----------
Total assets                                                $  683,933
                                                            ----------
                                                            ----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt                         $   20,944
  Trade accounts payable                                       191,567
  Accrued liabilities                                           34,391
                                                            ----------
Total current liabilities                                      246,902

Long-term debt                                                  58,551

Stockholders' equity:
 Common stock, no par value:
  Authorized shares-2,000,000
  Issued and outstanding shares-68,217                       1,048,315
  Accumulated deficit                                        (669,835)
                                                            ----------
Total stockholders' equity                                     378,480
                                                            ----------
Total liabilities and stockholders' equity                  $  683,933
                                                            ----------
                                                            ----------


SEE ACCOMPANYING NOTES.

                           Active Ankle Systems, Inc.

                   Condensed Statements of Income (Unaudited)


                                                         NINE MONTHS
                                                       ENDED MARCH 31
                                                     1997          1996
                                                ---------------------------

Net sales                                       $  1,952,133   $  1,735,241
Cost of sales                                        781,891        744,211
                                                ---------------------------

Gross profit                                       1,170,242        991,030
Selling, general and administrative expenses       1,058,626        839,650
                                                ---------------------------
Operating income                                     111,616        151,380

Interest expense                                       9,358         17,333
                                                ---------------------------
Income before income tax expense                     102,258        134,047
Income tax expense                                     1,761          1,609
                                                ---------------------------

Net income                                      $    100,497   $    132,438
                                                ---------------------------
                                                ---------------------------

Earnings per common share                       $       1.36   $       1.79
                                                ---------------------------
                                                ---------------------------


SEE ACCOMPANYING NOTES.

                           Active Ankle Systems, Inc.

             Condensed Statement of Stockholders' Equity (Unaudited)

                        Nine months ended March 31, 1997


                                                                    TOTAL
                                   COMMON         ACCUMULATED    STOCKHOLDERS'
                                    STOCK           DEFICIT         EQUITY
                               ----------------------------------------------


Balances at July 1, 1996       $  1,045,315      $  (770,332)    $  274,983
Issuance of 120 shares
 of common stock                      3,000                -          3,000
Net income                                -          100,497        100,497
                               --------------------------------------------
Balances at March 31, 1997     $  1,048,315      $  (669,835)    $  378,480
                               --------------------------------------------
                               --------------------------------------------

SEE ACCOMPANYING NOTES.

                           Active Ankle Systems, Inc.

                 Condensed Statements of Cash Flows (Unaudited)


                                                          NINE MONTHS
                                                         ENDED MARCH 31
                                                       1997           1996
                                                   --------------------------

OPERATING ACTIVITIES
Net income                                           $ 100,497     $  132,438
Adjustments to reconcile net income to
 net cash provided by operating activities:
   Depreciation                                         39,433         21,095
   Amortization                                          6,448          4,588
   Loss on disposal of assets                            1,166          1,058
   Directors' compensation                               3,000              -
   Changes in operating assets and liabilities:
    Trade accounts receivable                          (25,240)       (55,935)
    Inventories                                        (53,380)        56,576
    Prepaid expenses                                    40,083          5,131
    Trade accounts payable                             (29,405)       (34,808)
    Accrued liabilities                                 (7,803)        (7,124)
                                                     -------------------------
Net cash provided by operating activities               74,799        123,019

INVESTING ACTIVITIES
Payments for machinery and equipment                   (27,021)       (48,520)
Insurance recovery related to damaged
 equipment                                               2,264              -
Other assets                                            (7,089)        (6,085)
                                                     -------------------------
Net cash used in investing activities                  (31,846)       (54,605)

FINANCING ACTIVITIES
Payments on notes payable to banks
 and other notes payable                                     -        (55,000)
Issuance of long-term debt                                   -        106,000
Payments on long-term debt                             (48,550)       (87,745)
                                                     -------------------------
Net cash used in financing activities                  (48,550)       (36,745)
                                                     -------------------------

Net (decrease) increase in cash                         (5,597)        31,669

Cash at beginning of period                             90,263         57,005
                                                     -------------------------
Cash at end of period                                $  84,666     $   88,674
                                                     -------------------------
                                                     -------------------------
SEE ACCOMPANYING NOTES.

                           Active Ankle Systems, Inc.

           Notes to Condensed Financial Statements (Unaudited)


1. GENERAL

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the financial statements of Active Ankle Systems, Inc. (the Company) for the years ended June 30, 1996 and 1995 included elsewhere herein. Results of operations for the period ended March 31, 1997, are not necessarily indicative of results to be expected for the year ending June 30, 1997.

2. LONG-TERM DEBT

Long-term debt consists of the following as of March 31, 1997:

          Installment note payable to bank
            at the bank's index rate plus 1%
            (9.5% at March 31, 1997), monthly
            principal and interest payments of
            $2,300 due through August 2000 with
            a final balloon payment due in
            September 2000, secured by substantially
            all assets and guarantees by certain
            shareholders                                     $  79,495
          Less current portion                                  20,944
                                                             ---------
                                                             $  58,551
                                                             ---------
                                                             ---------

3. INCOME TAX EXPENSE

Income tax expense for the nine months ended March 31, 1997 and 1996 differs from the amount of income tax expense that would result from applying the domestic federal statutory tax rate to pretax income principally due to the utilization of net operating loss carryforwards for federal income tax purposes.

                           Active Ankle Systems, Inc.

4. COMPUTATION OF EARNINGS PER SHARE

A summary of the components of the weighted average shares of common and common equivalent shares outstanding during the nine months ended March 31, 1997 and 1996 computed in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 83, "Earnings Per Share in an Initial Public Offering," is as follows:

                                                   1997           1996
                                              ------------------------
Weighted average number of common shares
 outstanding throughout the period               68,160         68,097
Common shares issuable upon assumed
 conversion of convertible preferred stock        8,250          8,250
Common shares issued at $25 per share during
 the eleven months ended May 31, 1997               107            170
Common shares issuable upon exercise of
 outstanding stock options issued at an
 exercise price of $25 per share                  4,300          4,300
Less assumed repurchase of common shares at
 an estimated IPO price of $40 per share
 related to:
   Convertible preferred stock                   (4,125)        (4,125)
   Common shares issued                            (106)          (106)
   Stock options                                 (2,688)        (2,688)
                                              ------------------------
                                                 (6,919)        (6,919)
                                              ------------------------
Total weighted average shares and
 equivalents outstanding                         73,898         73,898
                                              ------------------------
                                              ------------------------

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE. The Company is required to adopt SFAS 128 in December 1997, and at that time will present earnings per share (EPS) for all prior periods using the methodology specified by SFAS 128. Although the Company has not yet determined the full effect of SFAS 128, it believes that basic EPS as computed under SFAS 128 will be greater than primary EPS under the prior accounting rules because basic EPS excludes the dilutive effect of common stock equivalents (such as stock options awarded to the Company's employees and the Company's convertible preferred stock). Diluted EPS under SFAS 128 is computed similarly to fully diluted EPS pursuant to prior accounting rules.

PART II - INFORMATION

ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation and Bylaws authorize the Company to indemnify its directors and officers to the full extent permitted by Kentucky law.

KRS Sec. 271B.8-510 provides the authority to indemnify directors. The statute permits corporations to indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if:

     (a)  he or she conducted himself in good faith; and

     (b)  he or she reasonably believed:

            (1) In the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests; and

            (2) In all other cases, that his or her conduct was at least not opposed to its best interests; and

     (c) In the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful.

Further, KRS 271.B.8-520 provides for mandatory indemnification for a director who was wholly successful, or the merits or otherwise, in the defense of any proceeding to which he was a party because he or she was a director of the corporation against reasonable expense incurred by him in connection with the proceedings.

KRS 271B.8-560 provides for certain mandatory and permissive indemnification for corporate officers.

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION. *

Securities and Exchange Commission Fee          $   1,212
Escrow Fees                                         1,000
Legal and Accounting Fees                         100,000
Printing Fees                                      10,000
State Securities Filing Fees                        5,000
                                                ---------

                                                $ 117,212

*  All amounts estimated except Securities and Exchange Commission Filing Fee.

ITEM 3.  UNDERTAKINGS.

     Not Applicable.

ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

     The Company has a class of preferred stock which has a $40 par and liquidation value per share, carries a 6% non-cumulative dividend, and each share is convertible after July 1, 1999 into two shares of the Company's Common Stock. A total of 100,000 of such preferred shares are authorized, and a total of 4,125 shares of the preferred stock are issued and outstanding. The 4,125 shares were sold at a cash sale price of $40 per share in June, 1997 . The preferred shares were sold to six individuals, all of whom are either stockholders, officers or directors of the Company prior to the registration of this Prospectus. The proceeds of this preferred stock offering are to be used as seed money for the development of a catalog
sales division.   The preferred stock offering was an exempt offering under
Rule 506 of Regulation D of the Securities Act.

     The Company has issued during the past 12 months 4,300 options to employees and consultants to the Company at a price of $25 per share.

     During Fiscal 1997, 170 shares have been issued as directors' fees.

ITEM 5  INDEX TO EXHIBITS.

Exhibit 3.(i)  - Articles of Incorporation as amended
Exhibit 3.(ii) - Bylaws
Exhibit 5      - Opinion of Counsel
Exhibit 23     - Auditor's Consent
Exhibit 27     - Financial Data Schedule
Exhibit 99.1   - Tender Offer
Exhibit 99.2   - Deferred Compensation Agreements
Exhibit 99.3   - Escrow Agreement

ITEM 6  DESCRIPTION OF EXHIBITS.

Exhibit 3.(i)  - Articles of Incorporation as amended
Exhibit 3.(ii) - Bylaws
Exhibit 5      - Opinion of Counsel
Exhibit 23     - Auditor's Consent
Exhibit 27     - Financial Data Schedule
Exhibit 99.1   - Tender Offer
Exhibit 99.2   - Deferred Compensation Agreements
Exhibit 99.3   - Escrow Agreement

SIGNATURES:

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Louisville, State of KY, on June 13, 1997.

(Registrant)            ACTIVE ANKLE SYSTEMS, INC.

By: /s/  Gary G. Herzberg
   ---------------------------------------------------------
         Gary G. Herzberg, President and CEO

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Officers                                     Directors
--------                                     ---------

/s/ Gary G. Herzberg                         /s/ Henry H. Porter
-------------------------------------        -----------------------------------
Gary G. Herzberg                             Henry H. Porter, Jr.
President and Chief Executive Officer

Date: June 13, 1997                          Date: June 13, 1997
     --------------------------------             ------------------------------

                                             /s/ Andrew Pfeifer
                                             -----------------------------------
                                             Andrew Pfeifer

                                             Date: June 13, 1997
                                                  ------------------------------
/s/ Ronald W. Schultz
------------------------------------
Ronald W. Schultz                            /s/ Gary G. Herzberg
Treasurer and Chief Financial Officer        -----------------------------------
                                             Gary G. Herzberg

Date: June 13, 1997
     ------------------------------
                                             Date: June 13, 1997
                                                  ------------------------------

                                             /s/ Ronald W. Schultz
                                             -----------------------------------
                                             Ronald W. Schultz

                                             Date: June 13, 1997
                                                  ------------------------------

                                             /s/ Glen R. Snow
                                             -----------------------------------
                                             Glen R. Snow

                                             Date: June 13, 1997
                                                  ------------------------------

                                             /s/ Douglas D. Stegner
                                             -----------------------------------
                                             Douglas D. Stegner

                                             Date: June 13, 1997
                                                  ------------------------------

                                             /s/ James T. Crain, Jr.
                                             -----------------------------------
                                             James T. Crain, Jr.

                                             Date: June 11, 1997
                                                  ------------------------------

                                             /s/ John C. Nichols II
                                             -----------------------------------
                                             John C. Nichols II

                                             Date: June 10, 1997
                                                  ------------------------------